UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Rain Oncology Inc.

(Name of Subject Company)

Rain Oncology Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

75082Q105

(CUSIP Number of Class of Securities)

Avanish Vellanki

Chief Executive Officer

Rain Oncology Inc.

8000 Jarvis Avenue, Suite 204

Newark, CA 94560

(510) 953-5559

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Ryan A. Murr

Branden C. Berns
Robert Phillips

Chris Trester

Gibson, Dunn & Crutcher LLP

555 Mission Street

San Francisco, CA 94105-0921

(415) 393-8373

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Opinion of Leerink Partners LLC	Annex I

 i

ITEM 1.                 SUBJECT COMPANY INFORMATION

Name and Address.

The name to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is Rain Oncology Inc., a Delaware corporation (“Rain” or the “Company”). The address of Rain’s principal executive office is 8000 Jarvis Avenue, Suite 204, Newark, CA 94560. The telephone number of Rain’s principal executive office is (510) 953-5559.

Securities.

The title of the class of equity securities to which this Schedule 14D-9 relates is Rain’s common stock, par value $0.001 per share (“Common Stock”). As of the close of business on December 20, 2023, there were 36,384,709 shares of Common Stock issued and outstanding and no shares of Company preferred stock outstanding.

ITEM 2.                 IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address.

The name, business address and business telephone number of Rain, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above in Item 1 under the heading “Subject Company Information—Name and Address”, which information is incorporated herein by reference.

Tender Offer.

This Schedule 14D-9 relates to a tender offer by WK Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Pathos AI, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of Common Stock (the “Shares”) of Rain (other than Shares held in the treasury of Rain or Shares owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time, which, in each case, will be canceled without any consideration (the “Excluded Shares”)), for (i) $1.16 in cash per Share (the “Cash Consideration”), without interest, plus (ii) one contingent value right per Share (each, a “CVR”), which CVR shall represent the right to receive potential payments pursuant to the contingent value rights agreement, to be entered into among Parent, Merger Sub, Equiniti Trust Company, LLC (the “Rights Agent”) and Fortis Advisors LLC (the “Representative”), the form of which is attached as Exhibit C to the Merger Agreement (the “CVR Agreement”) (the Cash Consideration plus one CVR, collectively, the “Offer Price”), subject to and in accordance with the terms and conditions of the CVR Agreement and all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated December 27, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on December 27, 2023. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated by reference herein. The Offer to Purchase and form of Letter of Transmittal are being mailed to Rain’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 13, 2023 (as it may be amended or supplemented, the “Merger Agreement”), among Rain, Parent and Merger Sub, pursuant to which, among other matters, after the completion of the Offer, the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Merger Sub will merge with and into Rain (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with Rain continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent, without a meeting or vote of the stockholders of Rain. The Merger will be governed by Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if Merger Sub consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of Rain in accordance with Section 251(h) of the DGCL.

At the effective time of the Merger (the “Effective Time”), the Shares not tendered pursuant to the Offer (other than (i) Excluded Shares and (ii) any Shares held by stockholders who are entitled to demand and have properly demanded appraisal of such Shares in accordance with the DGCL and have neither failed to perfect, nor effectively withdrawn or lost such rights prior to the Effective Time) will each be canceled and converted into the right to receive the Offer Price (the “Merger Consideration”) in each case without interest thereon. At the Effective Time, each option to purchase Shares granted under Rain’s Amended and Restated 2018 Stock Option/Stock Issuance Plan or Rain’s 2021 Equity Incentive Plan (together, the “Company Stock Plans” and each, a “Company Stock Plan”), pursuant to any inducement award or otherwise (each, a “Rain Option”) that is outstanding immediately prior to the Effective Time will be cancelled for no consideration. In addition, each restricted stock unit settleable in Shares granted under the Company Stock Plans (each, a “Rain RSU”) that is outstanding and unvested as of immediately prior to the Effective Time will vest in full and will automatically be cancelled and converted into the right to receive (1) an amount in cash equal to the product of (a) the total number of Shares then underlying such Rain RSU multiplied by (b) the Cash Consideration, without any interest thereon and (2) one (1) CVR for each Share subject thereto.

In addition, Rain will take all actions necessary to ensure that, as of the Effective Time, the Company Stock Plans, Rain’s 2021 Employee Stock Purchase Plan (the “Company ESPP”) and any inducement award will be terminated and no holder of a Rain Option, Rain RSU or any participant in a Company Stock Plan or other employee incentive or benefit plan will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries, except the right to receive the payment contemplated by the Merger Agreement in settlement of such Rain RSUs. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The obligation of Merger Sub to purchase Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including: (i) that the number of Shares validly tendered and not validly withdrawn, together with the Shares, if any, beneficially owned by Merger Sub or its affiliates, equals at least one Share more than 50% of the number of Shares that are then issued and outstanding; (ii) that the Company has a minimum net cash of at least $49,600,000 as of 11:59 p.m. Eastern Time on the Expiration Date (as defined below); (iii) the absence of any law that (a) makes illegal or otherwise prohibits or materially delays the consummation of the Transactions, (b) prohibits or limits the ownership or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (as defined below in Item 3 under the heading “Form of Contingent Value Rights Agreement”) (or any intellectual property related thereto) or any other material portion of the business or assets of Rain or compels Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or (c) imposes limitations on Parent’s rights of ownership of the Shares; (iv) since the date of the Merger Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually on in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Merger Agreement); (v) compliance by Rain with its covenants as required under the Merger Agreement; (vi) the accuracy of representations and warranties made by Rain in the Merger Agreement; (vii) the absence of any action brought by any governmental entity seeking to (a) make illegal or otherwise prohibit or materially delay the consummation of the Transactions, (b) prohibit or limit the ownership or control by Rain, Parent or any of their respective subsidiaries of any CVR Product (or any intellectual property related thereto) or other material portion of the business or assets of Rain or compel Rain, Parent or any of their respective subsidiaries to dispose of or hold separate any CVR Product (or any intellectual property related thereto) or any other material portion of the business or assets of Rain, Parent or any of their respective subsidiaries, or (c) impose limitations on Parent’s rights of ownership of the Shares and (viii) no termination of the Merger Agreement (each individually, an “Offer Condition,” and collectively, the “Offer Conditions”). The obligations of Parent and Merger Sub to consummate the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Offer will initially expire at one minute after 11:59 pm Eastern Time on January 25, 2024 (the “Expiration Date”). Unless the Merger Agreement has been validly terminated, Merger Sub may extend the Expiration Date as follows: (i) if on the then scheduled Expiration Date, the Minimum Condition (as defined in the Merger Agreement) has not been satisfied or any of the other Offer Conditions has not been satisfied, or waived by Parent or Merger Sub if permitted under the Merger Agreement, then Merger Sub may extend the Offer on one (1) or more occasions in consecutive increments of up to ten (10) business days each (or such longer period as may be agreed by Rain and Parent) in order to permit the satisfaction of such Offer Conditions (subject to the right of Parent or Merger Sub to waive any Offer Condition to the extent permitted under the Merger Agreement); and (ii) Merger Sub may extend the Offer for the minimum period required by applicable law, requirement, interpretation or position of the SEC or its staff or Nasdaq Global Select Market or its staff; provided, however, that Parent shall not be required to extend the Offer and the then scheduled Expiration Date to a date later than February 15, 2024.

Parent has formed Merger Sub for the purpose of effecting the Offer and the Merger. As set forth in the Schedule TO, the address of Parent and Merger Sub is 600 W. Chicago Ave., Suite 510, Chicago, IL 60654. The telephone number of each of Parent and Merger Sub is (708) 274-7866.

Rain has made information relating to the Offer available online at www.rainoncology.com/ and Rain has filed this Schedule 14D-9, and Parent and Merger Sub have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

ITEM 3.                 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of Rain, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between Rain or its affiliates, on the one hand, and (i) Rain’s executive officers, directors or affiliates, or (ii) Parent, Merger Sub or their respective executive officers, directors or affiliates, on the other hand. The board of directors of Rain (the “Rain Board”) was aware of the agreements and arrangements described in this Item 3 during its deliberations of the merits of the Merger Agreement and in determining to make the recommendation set forth in this Schedule 14D-9.

Arrangements with Parent and Merger Sub and Their Affiliates

Merger Agreement

On December 13, 2023, Rain, Parent and Merger Sub entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among Rain, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Rain’s stockholders with information regarding the terms of the Merger Agreement. The Merger Agreement contains representations and warranties made by Rain to Parent and Merger Sub and representations and warranties made by Parent and Merger Sub to Rain. Neither the inclusion of the Merger Agreement nor the summary of the Merger Agreement is intended to modify or supplement any factual disclosures about Rain, Parent or Merger Sub in Rain’s public reports filed with the SEC. In particular, the assertions embodied in these representations and warranties are qualified by information in a confidential disclosure schedule provided by Rain to Parent and Merger Sub in connection with the signing of the Merger Agreement. This disclosure schedule contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. In addition, the representations and warranties in the Merger Agreement were negotiated with the principal purpose of allocating risk among Rain, Parent and Merger Sub, rather than establishing matters of fact. Additionally, such representations and warranties were made as of a specified date and may also be subject to a contractual standard of materiality that is different from what may be viewed as material by holders of Shares or from the standard of materiality generally applicable to reports or documents filed with the SEC. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Rain, Parent or Merger Sub. Rain’s stockholders and investors are not third-party beneficiaries of the Merger Agreement, (except with respect to the right of Indemnified Parties (as defined below in Item 3 under the heading “Indemnification; Directors’ and Officers’ Insurance”) to indemnification and other rights described in the Merger Agreement), and should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Rain, Parent, Merger Sub or any of their respective subsidiaries or affiliates. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Rain’s or Parent’s public disclosure.

The summary of the material terms of the Merger Agreement and the descriptions of the conditions to the Offer contained in the Offer to Purchase and incorporated herein by reference do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Form of Contingent Value Rights Agreement

At or prior to the Effective Time, Parent and Merger Sub expect to enter into a CVR Agreement with the Rights Agent and the Representative, who represents the holders of CVRs. It is currently anticipated that an aggregate of approximately 36,394,143 CVRs will be issued. Each CVR will represent a contractual right to receive a holder’s portion of up to two potential contingent aggregate cash payments as follows:

(i)       a payment (the “Cash CVR Payment”) equal to (A) $5,000,000, minus (B) all damages or losses (including special, punitive or indirect, consequential or incidental loss or damage of any kind as may be determined by a court in a final non-appealable judgment, including but not limited to lost profits), judgments, settlements and out-of-pocket costs and expenses (including court-ordered interest, court costs and fees and costs of attorneys, accountants and other experts, or other expenses of litigation or other proceedings or of any claim, default or assessment) incurred by Parent or its Affiliates (as defined in the Merger Agreement (including Rain following the Merger)) related to any legal proceedings against or involving Rain and its directors and/or officers that is either (a) included in the definition of Litigation Matters set forth in the Merger Agreement and as further set forth below in Item 8 under the heading “Legal Proceedings”, or (b) otherwise existing as of December 13, 2023 or arising prior to the first anniversary of the closing of the Merger, in each case, to the extent primarily relating to actions taken prior to the closing of the Merger (clauses (a) and (b), “Rain Litigation”), minus (C) any shortfall of Rain’s net cash at closing below $49,600,000 (“Target Net Cash”). The Cash CVR Payment shall also include, to the extent applicable, any excess of Target Net Cash at closing above Target Net Cash (the “Excess Cash Adjustment”). The Cash CVR Payment, if any, shall be paid to a person in whose name a CVR is registered in the registry of CVRs at the applicable time (a “CVR Holder”) in two installments as follows: (1) with respect to a Cash CVR Payment consisting solely of the Excess Cash Adjustment, no later than 30 days following the final determination of the Excess Cash Adjustment (if any), and (2) with respect to any other Cash CVR Payment, no later than 30 days following the later of (x) the final and non-appealable resolution of any Rain Litigation or (y) the first anniversary of the closing of the Merger, subject to the Cash CVR Payment Expiration Date (as defined below), which, for clarity, there shall be no continuing obligations on the part of Parent to make any further Cash CVR Payments after ten (10) years from the date of the CVR Agreement, at which point the CVR Agreement shall terminate and be of no force or effect; and

(ii)       one or more payments, (“Development CVR Payment(s)”) equal to either (a) 80% of certain net proceeds actually paid (subject to certain deductions including any applicable taxes, any reasonable and documented out-of-pocket costs and expenses incurred by Parent or any of its Affiliates in connection with (A) the applicable CVR Product(s), (B) Disposition business development efforts, (C) maintenance costs, (D) Parent’s efforts to negotiate or enter into any Disposition Agreement (as defined in the CVR Agreement), or (E) certain other payments that constitute compensation to Parent), if any, from any sale, license, transfer or disposition (each, a “Disposition”) of any or all rights to milademetan, including any form or formulation, and any improvement or enhancement, of any such product, as well as any combination product in which at least one other active pharmaceutical ingredient is co-formulated or packaged together with milademetan (collectively, the “CVR Products”) that occurs within two years following the closing date of the Merger (the “Disposition Period”) but prior to the Development Milestone (as defined below) being achieved or (b) $1,000,000, if a first patient is dosed with a CVR Product in a clinical stage study conducted by Parent or any of its affiliates, including the Surviving Corporation (the “Development Milestone”) within five years following the closing date of the Merger (the “Development Milestone Period”) but prior to the occurrence of any Disposition; provided, that, in the case of a Disposition, Parent may, in its reasonable discretion, withhold up to 20% of the CVR Proceeds consistent with the Disposition Agreement giving rise to the CVR Proceeds for the satisfaction of indemnity obligations under any Disposition Agreement in excess of any escrow fund established therein. The Development CVR Payment(s) shall be either the amount in subsection (1) or the amount in the subsection (2) (depending on the relative timing of a Disposition and the Development Milestone), and shall in no event be the sum or other combination of these two amounts.

In the event that (i) the amounts deducted from the $5,000,000 reserved for the Cash CVR Payment exceed $5,000,000 in the aggregate, holders of the CVRs will not receive any Cash CVR Payments and (ii) (A) a Disposition of CVR Products does not occur within the Disposition Period, and (B) the Development Milestone is not achieved within the Development Milestone Period, holders of the CVRs will not receive any Development CVR Payments. In such circumstances, no amounts may be payable at all in respect of the CVR Agreement. The date on which the Development Milestone Period expires is the “Development CVR Payment Expiration Date;” provided, that to the extent a Disposition of certain CVR Products takes place during the Disposition Period or the Development Milestone is achieved during the Development Milestone Period, the Development CVR Payment Expiration Date (in the case of a Disposition, solely as it relates to the CVR Products in such Disposition) shall be the earlier to occur of ten (10) years following the Effective Time and the mailing by the Rights Agent to the address of each CVR Holder of all potential contingent payments (if any) required to be paid under the terms of the CVR Agreement.

During the Disposition Period, Merger Sub shall use commercially reasonable efforts to either enter into one or more Disposition Agreements during the Disposition Period or to achieve the Development Milestone; provided, that the foregoing shall not (x) require Merger Sub to actively solicit interest or proposals from third parties regarding a Disposition or (y) constitute a guarantee by Merger Sub that it will enter into a Disposition Agreement or achieve the Development Milestone. Until the Development Milestone CVR Payment Expiration Date occurs, (i) Merger Sub will maintain records in the ordinary course of business pursuant to record-keeping procedures normally used by Merger Sub regarding its activities with respect to entering into Disposition Agreements and (ii) to the extent Merger Sub licenses, sells, or otherwise transfers intellectual property and other rights, in each case, (a) held, owned or entered into by Merger Sub or its subsidiaries immediately after the effective time of a relevant Disposition, and (b) necessary for the production, development or sale of a CVR Product, Merger Sub will require such licensee, Merger Sub, assignee, or transferee, as applicable to provide the information necessary for Merger Sub to comply with its obligations under the CVR Agreement.

The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Merger Sub or any of its affiliates. No interest will accrue on any amounts payable in respect of the CVRs. Neither Parent nor any of its affiliates, nor their respective boards of directors and officers will be deemed to have any fiduciary or similar duties or any implied duties to any CVR Holder by virtue of the CVR Agreement.

The Representative, Parent and Merger Sub, without the consent of the CVR Holders or the Rights Agent, may amend the CVR Agreement under certain circumstances, including for the purpose of adding, eliminating or changing any provisions of the CVR Agreement, unless such change is adverse to the interests of the CVR Holders.

It is acknowledged and agreed that the possibility of any payment on any CVRs pursuant to the CVR Agreement are highly speculative and subject to numerous factors outside of Parent’s or Rain’s control, and there is no assurance that CVR Holders will receive any payments under the CVR Agreement or in connection with the CVRs. The parties acknowledge that it is possible that (i) no Disposition will occur during the Disposition Period, (ii) the Development Milestone will not be achieved during the Development Milestone Period, (iii) there will not be any gross proceeds that may be the subject of a CVR Payment Amount (as defined in the CVR Agreement), and (iv) there will not be any CVR Proceeds with respect to the Cash CVR Payments.

With the consent of the Advisory Group (as defined in the CVR Agreement), which consists of certain CVR Holders who have entered into an engagement agreement with the Representative, Parent, Merger Sub, and the Representative may amend the CVR Agreement, even if such change is materially adverse to the interests of the CVR Holders.

Parent and Merger Sub will indemnify the Rights Agent against certain losses incurred in connection with the Rights Agent’s duties under the CVR Agreement, including reasonable out-of-pocket expenses, unless such loss was the result of the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct.

The CVR Holders will indemnify the Representative and its representatives and the members of the Advisory Group against any losses incurred without gross negligence or willful misconduct on the part of the Representative and arising out of or in connection with its acceptance or duties under the CVR Agreement or the Representative engagement agreement. Upon the closing of the Merger, Parent will, on behalf of the CVR Holders, wire to the Representative $50,000 to be used for the purpose of paying directly or reimbursing the Representative for certain expenses incurred pursuant to the CVR Agreement or the Representative engagement agreement or as otherwise determined by the Advisory Group.

The CVR Agreement will be terminated upon the earliest to occur of (i) the mailing by the Rights Agent to each CVR Holder all CVR Payment Amounts (if any) required to be paid under the CVR Agreement, (ii) the delivery of written notice of termination duly executed by Parent, Merger Sub and the holders of at least 30% of the outstanding CVRs or (iii) the later of the Development CVR Payment Expiration Date and the Cash CVR Payment Expiration Date (as defined below); provided, that in any event, the CVR Agreement will be terminated and of no force or effect after ten (10) years from the date of the CVR Agreement. Following such termination, the parties will have no liability (other than with respect to monies due and owing by Parent or Merger Sub to the Rights Agent and/or the Representative) and no payments will be required to be made. The “Cash CVR Payment Expiration Date” means the latest to occur of (i) 12 months following the Effective Time and (ii) the delivery by the Rights Agent to each CVR Holder of all potential CVR payment amounts (if any) required to be paid with respect to any Cash CVR Payments; provided, that in any event, the CVR Agreement will be terminated and no Cash CVR Payments will be paid to any CVR Holders after ten (10) years from the date of the CVR Agreement.

The foregoing summary and description of the material terms of the CVR Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the CVR Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Support Agreements

In connection with entering into the Merger Agreement, Parent and Merger Sub entered into Support Agreements (each, a “Support Agreement” and together, the “Support Agreements”), dated as of December 13, 2023, with the following stockholders of Rain: Boxer Capital, BVF Partners and Avanish Vellanki (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 44% of the outstanding Shares as of December 11, 2023.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender in the Offer all Shares beneficially owned by such Supporting Stockholder. Each Supporting Stockholder also granted Parent an irrevocable proxy to vote its Shares with respect to the Offer as further set forth in the Support Agreement at any meeting of Rain stockholders occurring during the term of the Support Agreement, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares, including restrictions on transfer, and agreed not to take any action that would violate the non-solicitation provisions of the Merger Agreement if such action were taken by Rain.

The Support Agreements will terminate with respect to a particular Supporting Stockholder upon the earliest to occur of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with its terms, (iii) an amendment to the Merger Agreement effected without the Supporting Stockholders’ written consent that deceases the amount, or changes the form of consideration payable to all stockholders of Rain pursuant to the terms of the Merger Agreement and (iv) the mutual written consent of Parent, Merger Sub and such Supporting Stockholder.

The foregoing summary and description of the material terms of the Support Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Support Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Letter of Interest

On November 16, 2023, Parent and Rain executed the November 16 Proposal (as defined below), which was subsequently revised on November 21, 2023. For further detail, see the discussion under the heading “Background of the Offer and the Merger.”

The summary and description of the material terms of the November 16 Proposal contained in this Schedule 14D-9 do not purport to be complete and are qualified in their entirety by reference to the full text of the November 16 Proposal, which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Confidentiality Agreement

On October 17, 2023, Rain and Parent entered into a mutual non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which each party agreed, subject to certain exceptions, to keep confidential nonpublic information about the other party in connection with a possible negotiated transaction. The Confidentiality Agreement is effective for a three (3) year period. Parent’s and Rain’s obligations under the Confidentiality Agreement with respect to any confidential information which constitutes a trade secret survive termination or expiration of the Confidentiality Agreement for so long as such information is considered a trade secret under applicable law.

The foregoing summary and description of the material terms of the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Arrangements Between Rain and its Executive Officers, Directors and Affiliates

Interests of Certain Persons

The executive officers and members of the Rain Board may be deemed to have interests in the Offer and the Merger that may be different from or in addition to those of Rain’s stockholders generally. The Rain Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement. As described in more detail below, these interests include:

●	Continuing directors and officers liability insurance coverage; and

●	The potential receipt of severance and/or retention payments and benefits by executive officers under their respective employment agreements.

Outstanding Shares Held by Directors and Executive Officers

If the executive officers and directors of Rain who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Rain as described in the Merger Agreement. As of December 20, 2023, the executive officers and directors of Rain beneficially owned, in the aggregate, 4,121,466 Shares (which, for clarity, excludes Shares subject to outstanding Rain Options and Rain RSUs).

The following table sets forth (i) the number of Shares beneficially owned as of December 20, 2023, by each of Rain’s executive officers and directors (which, for clarity, excludes Shares subject to outstanding Rain Options and Rain RSUs) and (ii) the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Cash Consideration.

Name of Executive Officer or Director	Number of Shares (#)	Cash Consideration for Shares ($)
Avanish Vellanki	2,550,910	$2,959,055.60
Robert Doebele, M.D., Ph.D.	476,827	$553,119.32
Franklin Berger	1,005,207	$1,166,040.12
Aaron Davis	79,726	$92,482.16
Gorjan Hrustanovic, Ph.D	—	—
Tran Nguyen	—	—
Peter Radovich	8,796	$10,203.36
Stefani A. Wolff	—	—

Treatment of Equity Awards in the Transactions

Treatment of Rain Options

Each Rain Option that is outstanding immediately prior to the Effective Time will be cancelled for no consideration.

Treatment of Rain RSUs

Each Rain RSU that is outstanding and unvested as of immediately prior to the Effective Time will vest in full and will automatically be cancelled and converted into the right to receive (i) an amount in cash equal to the product of (a) the total number of shares of Common Stock then underlying such Company RSU multiplied by (b) the Cash Consideration and (ii) one (1) CVR for each Share subject thereto.

None of Rain’s executive officers and directors hold any outstanding Rain RSUs.

Treatment of the Company’s Equity Plans

The Merger Agreement provides that Rain will take all actions necessary to ensure that, as of the Effective Time, the Company Stock Plans will be terminated and no holder of a Rain Option, Rain RSU or any participant in a Company Stock Plan or other employee incentive or benefit plan will have rights to acquire, or any other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their subsidiaries.

Treatment of Purchase Rights under the Company ESPP

Prior to the Effective Time, the Company shall take all actions necessary to terminate the Company ESPP (including any current offering period) in accordance with its terms.

Employment Arrangements

Avanish Vellanki. Mr. Vellanki is party to an employment agreement entitling Mr. Vellanki to certain severance and change of control benefits. The Merger, if and when consummated, will constitute a “change of control,” as defined in Mr. Vellanki’s employment agreement.

Under Mr. Vellanki’s employment agreement, upon a termination by Rain without cause (as defined in his employment agreement) or by Mr. Vellanki for good reason (as defined in his employment agreement), he is eligible to receive, subject to his timely execution and non-revocation of a release of claims in favor of the Company: (i) 1.0 times his base salary, payable in equal monthly installments over 12 months, (ii) a pro-rata portion of the annual bonus for the year of termination based on actual performance and paid at the same time when bonuses are otherwise paid to Company executives (the “Pro Rata Bonus”) and (iii) if Mr. Vellanki timely elects continuation coverage under COBRA, payment of the employer portion of COBRA premiums for up to 12 months. However, if such termination occurs within the 30-day period prior to or 12-month period immediately following a change in control (as defined in Mr. Vellanki’s employment agreement), Mr. Vellanki will instead be eligible to receive: (a) 1.5 times the sum of his base salary plus target annual bonus, payable in a lump sum, (b) the Pro Rata Bonus, (c) full acceleration of all outstanding equity awards and (d) if Mr. Vellanki timely elects continuation under COBRA, payment of the employer portion of COBRA premiums for up to 18 months. In the event of Mr. Vellanki’s termination due to death or disability, Mr. Vellanki or his estate will receive the Pro Rata Bonus. Notwithstanding the foregoing, Mr. Vellanki voluntarily agreed to reduce the amount described in clause (a) above to 1.0 times the sum of his base salary plus target annual bonus.

Robert Doebele, M.D., Ph.D. Dr. Doebele is party to an employment agreement entitling Dr. Doebele to certain severance and change of control benefits. The Merger, if and when consummated, will constitute a “change of control,” as defined in Dr. Doebele’s employment agreement.

Under Dr. Doebele’s employment agreement, upon a termination by Rain without cause (as defined in his employment agreement) or by Dr. Doebele for good reason (as defined in his employment agreement), he is eligible to receive, subject to his timely execution and non-revocation of a release of claims in favor of the Company: (i) 0.75 times his base salary, payable in equal monthly installments over nine months, (ii) the Pro Rata Bonus and (iii) if Dr. Doebele timely elects continuation coverage under COBRA, payment of the employer portion of COBRA premiums for up to nine months. However, if such termination occurs within the 30 day period prior to or 12 month period immediately following a change in control (as defined in Dr. Doebele’s employment agreement), Dr. Doebele will instead be eligible to receive: (a) 1.0 times the sum of his base salary plus target annual bonus, payable in a lump sum, (b) the Pro Rata Bonus, (c) full acceleration of all outstanding equity awards and (d) if Dr. Doebele timely elects continuation under COBRA, payment of the employer portion of COBRA premiums for up to 12 months. In the event of Dr. Doebele’s termination due to death or disability, Dr. Doebele or his estate will receive the Pro Rata Bonus.

The following table sets forth the estimated cash severance payable, inclusive of the 2023 annual performance bonus, and the estimated value of the COBRA subsidy pursuant to Messrs. Vellanki’s and Doebele’s employment agreements described above, assuming the applicable executive officer is terminated without cause or resigns for good reason, in either case, immediately following the closing of the Merger, assuming that the Merger closes on December 31, 2023:

Name	Estimated Severance (S)	Estimated Value of Benefit Continuation ($)
Avanish Vellanki	$1,219,208	$62,864
Robert Doebele, M.D., Ph.D.	$829,344	$49,693

Employee Benefits Matters

Parent has agreed that Parent, the Surviving Corporation or an affiliate thereof shall, effective as of the closing date of the Merger, be responsible for satisfying the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as codified in Code Section 4980B and ERISA Sections 601 et seq., as amended from time to time, and the regulations and other guidance promulgated thereunder and any other similar provisions of state or local law (“COBRA”) for any current or former officer, employee, individual independent contractor, individual consultant or director of or to Rain or any of its subsidiaries (a “Company Associate”) or any spouse, dependent or beneficiary thereof (including, for the avoidance of doubt, any such Company Associate (and any spouse, dependent or beneficiary thereof)) who is, as of the closing date of the Merger, enrolled in, or on or following the closing date of the Merger becomes eligible for and enrolls in, COBRA continuation coverage (together, the “COBRA Beneficiaries”).

Future Arrangements

It is possible that employees of Rain who remain employed following the closing date of the Merger, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates. As of the date of this Schedule 14D-9, no post-closing employment opportunities were negotiated between members of Rain and Parent. Any discussions around specific roles or opportunities will be deferred until after the closing of the Merger.

Section 16 Matters

Prior to the Effective Time, the Rain Board intends to adopt a resolution so that, to the extent permitted, the disposition of all Company equity securities (including derivative securities) pursuant to the Merger Agreement by any officer or director of the Company who is a covered person for purposes of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Indemnification; Directors’ and Officers’ Insurance

Parent has agreed to cause the Surviving Corporation to honor and discharge all rights to indemnification existing in favor of the current or former directors or officers of Rain for acts or omissions occurring at or prior to the Effective Time, as such indemnification provisions are provided for in the Amended and Restated Certificate of Incorporation of Rain, as amended (“Rain Charter”), the Second Amended and Restated Bylaws of Rain or indemnification agreements in effect as of the date of the Merger Agreement and previously made available to Parent.

For six years from the Effective Time, Parent will cause to be maintained in effect Rain’s current directors’ and officers’ liability insurance covering each person currently covered by Rain’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the Effective Time; provided, that (i) Parent may substitute policies of an insurance company the material terms and provider of which are no less favorable in any material respect to such directors and officers than Rain’s existing policies or (ii) Rain may obtain extended reporting period coverage under its existing insurance programs (to be effective as of the Effective Time); and provided, further, that in no event will Parent or Rain be required to pay annual premiums for insurance in excess of 300% of the amount of the annual premiums currently paid by Rain for the existing insurance policy, it being understood that Parent will be obligated to provide as much coverage as may be obtained for such 300% amount.

In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, will assume the obligations described above.

ITEM 4.                 THE SOLICITATION OR RECOMMENDATION

Recommendation of the Rain Board

At a meeting of the Rain Board held on December 13, 2023, following discussion, including of the factors summarized in “Reasons for the Recommendation; Fairness of the Offer and the Merger,” the Rain Board unanimously

(i) determined that the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of Rain's stockholders;

(ii) approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and resolved that the Merger be governed by Section 251(h) of the DGCL; and

(iii) resolved to recommend that Rain's stockholders accept the Offer and tender their Shares pursuant to the Offer.

Accordingly, the Rain Board unanimously recommends that Rain’s stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

A press release, dated December 13, 2023, issued by Rain announcing the Offer, is included as Exhibit (a)(1)(E) hereto and is incorporated herein by reference.

Background of the Offer and the Merger

The Rain Board, together with Rain’s senior management and with the assistance of Rain’s financial and legal advisors, regularly reviews and assesses Rain’s strategic direction and business plans with a view towards identifying potential opportunities to increase stockholder value, taking into account Rain’s research and development efforts and its clinical development programs, as well as financial, industry, competitive and other considerations.

On May 19, 2023, the Board held a meeting to discuss the top-line clinical trial results from the Phase 3 MANTRA study of Rain’s lead investigational product milademetan in patients with dedifferentiated liposarcoma. Rain’s Chairman and Chief Executive Officer, Avanish Vellanki, presented a summary of the efficacy and safety data and noted that milademetan did not meet the prespecified threshold for a statistically significant improvement in progression free survival. Mr. Vellanki then led a discussion of potential strategic options for the Company in light of the MANTRA clinical trial results, including methods to optimize cost savings while the Board and management took further steps to analyze the MANTRA study data.

On May 22, 2023, Rain issued a press release disclosing the topline results of the MANTRA study.

Based on these results, at a meeting on May 28, 2023, the Rain Board, acting upon a proposal from Rain’s management team, decided to suspend ongoing clinical development of milademetan, wind down research and development activities in an orderly manner, implement a substantial reduction in force and initiate a review of the Company’s strategic alternatives. At this meeting, the Rain Board instructed Rain’s management team to identify one or more potential financial advisors to assist the Company in connection with its exploration of strategic alternatives.

On May 30, 2023, Rain publicly announced plans to suspend further development of milademetan, including suspension of enrollment in the ongoing Phase 2 MANTRA-2 basket trial and the termination of plans for its Phase 1/2 MANTRA-4 combination trial, as well as a reduction in headcount of approximately 65%, and a plan to evaluate alternatives to enhance its pipeline through precision oncology program acquisitions or other transactions.

Thereafter, Rain management and the Rain Board undertook an exhaustive effort to assess a wide variety of avenues to increase stockholder value, including through the combination of cost reductions and the pursuit of strategic alternatives consisting of the following three distinct types of transactions: (1) asset licensing or acquisitions, (2) strategic corporate combinations and reverse mergers, and (3) financial transactions to monetize available cash for the benefit of Rain stockholders, including consideration of a potential dissolution of the business and return of excess cash to stockholders.

On June 11, 2023, Tang Capital Partners, LP, together with its general partner Tang Capital Management, LLC (“TCM”), and TCM’s manager Kevin Tang (collectively, “Tang Capital”), filed a Schedule 13D disclosing that Tang Capital beneficially owned 3,740,341 shares of Rain common stock, representing beneficial ownership of approximately 14.1% of Rain’s outstanding shares.

On June 11, 2023, at a meeting of the Rain Board, also attended by Rain management and outside counsel for the Company from Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), the Rain Board approved the formation of a transaction committee (the “Transaction Committee”) that comprised of Mr. Vellanki and independent directors Franklin Berger, Peter Radovich and Stefani Wolf. The Transaction Committee was formed in order to allow for a more expedient process and engagement with a subset of the Board and was not formed due to any actual or perceived conflict of interest. The Board discussed and agreed that the Transaction Committee would meet regularly to review and evaluate management updates and progress against the strategic paths discussed above and would provide updates to the full Rain Board, as appropriate. Additionally, the Rain Board discussed Tang Capital’s equity ownership, its potential impact on the Company, and the likely potential objectives of Tang Capital. For each meeting of the Rain Board or Transaction Committee detailed below, Gibson Dunn was in attendance and the potential transactions were discussed in the context of the Rain Board’s fiduciary duties to stockholders.

At meetings on June 19, 2023, June 27, 2023, and July 4, 2023, the Transaction Committee discussed potential next steps for the Company with respect to various strategic options, including the potential engagement of a financial advisor and timing thereof, as well as the types of strategic alternatives for which the services of a financial advisor would be useful. The Transaction Committee reviewed and discussed with management certain third parties with whom management was engaged in preliminary discussions regarding potential strategic transactions and the advantages and disadvantages of such potential transactions.

Throughout June and July 2023, members of Company management, including Mr. Vellanki, met with potential financial advisors, including Leerink Partners LLC (“Leerink Partners”), to discuss, among other things, each financial advisor’s respective strategic advisory capabilities and certain strategic considerations for the Company. Also during this time, Company management continued to identify potential counterparties for business combination and in-licensing transactions.

At a meeting of the Rain Board on July 4, 2023, Mr. Vellanki and Ranga Yarlagadda, the Company’s Director of Corporate Development, presented to the Rain Board potential business combination and in-licensing opportunities and certain attributes and considerations with respect to such opportunities, including the potential benefit for the Company’s stockholders. Additionally, Mr. Vellanki discussed with the Rain Board a shortlist of potential financial advisors for a strategic transaction, including the strengths and qualifications of each.

On July 17, 2023, a purported securities class action lawsuit was commenced in the United States District Court for the Northern District of California, naming the Company and certain of the Company’s officers as defendants (the “Stockholders Class Action Lawsuit”), captioned Thant v. Rain Oncology, et al., Case No. 5:23-cv-3518-EJD. The Stockholders Class Action Lawsuit alleges violations of Sections 10(b) and 20(a) of the Exchange Act in connection with allegedly false and misleading information about the Phase 3 MANTRA trial design, quality and risks related to its clinical development strategy and regulatory approval. Following the filing of the lawsuit, Gibson Dunn and Rain management regularly updated the Rain Board regarding the status of the lawsuit.

At meetings on July 18, 2023, and August 1, 2023, the Transaction Committee discussed the diligence Rain management had conducted with respect to potential financial advisors, including their expertise, reputation within the industry, available personnel, fee structures and management's experience with the various financial advisors. The Transaction Committee further discussed the results of the Company's outreach to venture capital and life-sciences focused investment firms as well as targeted business combination and in-licensing opportunities, including the potential benefits to the Company's stockholders. As a result of these efforts, the management team initially identified a total of approximately 80 companies to screen for potential in-licensing opportunities, as potential acquisition targets or reverse merger partners.

At a meeting of the Rain Board on August 9, 2023, Rain management provided an update on the closing out of the MANTRA and MANTRA-2 trials and an update on an anticipated data presentation at a future conference. Additionally, the Board discussed a potential path to pursue milademetan in Myelofibrosis (“MF”), including a proposed trial design based on encouraging competitor data. The Board further reviewed the Company’s recent business development activities, including an overview of the approximately 80 companies reviewed by management to date, for potential business combination and in-licensing opportunities. The Rain Board specifically discussed three preferred opportunities, including Strategic Party A (as defined below) and the rationale for management’s interest in such opportunities in light of the Company’s current cash balances, the opportunity to pursue milademetan in MF as a potential compliment to an in-licensed drug or merger partner’s assets, the Company’s anticipated operating expenses, the impact of the reduction in force, and the Company’s then current cash balance and its expected contribution to any combined company. At a meeting of the Rain Board on September 26, 2023, the Rain Board deprioritized two of the three preferred opportunities, as the Board determined that one posed uncertainty surrounding timing for the release of clinical data and potential financing challenges, and the other did not possess sufficiently supportive underlying science to pursue.

Following further discussions between Rain’s management and potential financial advisors, and based upon, among other things, Leerink Partners’ longstanding relationship with Rain and its business, as well as Leerink Partners’ experience and expertise with transactions involving biotechnology companies, on August 9, 2023, the Rain Board unanimously authorized the engagement of Leerink Partners to explore a range of strategic alternatives, including an acquisition, merger, business combination, or other transaction. The engagement was formalized on August 9, 2023 in an engagement letter between Rain and Leerink Partners. Following Leerink Partners’ engagement, representatives of Leerink Partners, Rain management and the Transaction Committee began to meet on a regular basis.

Prior to Rain’s entry into the Merger Agreement, the Transaction Committee, in consultation with Rain management and assisted by Leerink Partners, screened a total of more than 100 biotechnology companies as potential acquisition candidates or reverse merger candidates, entered into confidentiality agreements, none of which contained a standstill provision, with a total of 43 such companies and received proposals or indications of interest from a total of 21 such companies. Those acquisition targets and reverse merger candidates considered included candidates identified by Rain management, candidates identified by Leerink Partners, candidates identified by members of the Rain Board, as well as unsolicited inbound interest from strategic merger candidates.

Throughout August 2023, Rain’s management engaged in discussions with a total of 18 of the 21 companies that submitted proposals or indications of interest, which included 10 asset acquisition candidates and 8 reverse and/or strategic merger candidates. These were the companies that management and the Transaction Committee considered most attractive based on preliminary due diligence findings, taking into account factors such as the clinical and pre-clinical data, intellectual property protection, capital needs and resources and the anticipated ability of the combined company to raise capital needed to fund the continued development of these programs.

At a meeting on August 15, 2023, also attended by Leerink Partners, management provided an overview of all potential counterparties considered to date and the Transaction Committee focused its discussions on meetings between Rain management and three potential strategic counterparties that were viewed as the most promising from the initial due diligence review, all of which were parties that had entered confidentiality agreements; one such potential reverse merger target is referred to herein as “Strategic Party A.” The Transaction Committee discussed the advantages and disadvantages of these potential counterparties, including the capital required for the development of the clinical programs of such counterparties and the length of time required to reach significant clinical milestones. Rain had already entered into a confidentiality agreement with Strategic Party A on June 21, 2023 and Rain’s management engaged in several meetings with and began a preliminary due diligence review of Strategic Party A. The other potential counterparties were deprioritized due to a lack of conviction public equity markets would be supportive.

At a meeting on August 22, 2023, the Transaction Committee and representatives of Leerink Partners discussed developments regarding discussions with several potential counterparties, including recent meetings with Strategic Party A and the terms of a proposal made by Rain to Strategic Party A. Regarding a potential reverse merger transaction with Strategic Party A, the Transaction Committee discussed the potential combined company’s cash position, potential synergies, anticipated milestones and the possibility of a concurrent financing. The Transaction Committee then reviewed additional business combination opportunities that were under concurrent review by Rain management, as well as certain in-licensing opportunities.

At a meeting on September 2, 2023, also attended by Gibson Dunn, Rain provided an overview of the remaining counterparties under consideration at such time. Following this overview, the Rain Board held a discussion regarding Strategic Party A, focusing on Strategic Party A’s business, leadership, key personnel, research collaborations, funding, pipeline and capabilities, as well as the rationale for a potential reverse merger transaction with Strategic Party A. The Rain Board also discussed Strategic Party A’s technology platform and the differentiation of Strategic Party A’s platform and its pipeline.

At a meeting on September 6, 2023, also attended by Leerink Partners, the Rain Board discussed the business development efforts that the Company had undertaken over the previous several months. The Rain Board discussed Strategic Party A, including the anticipated pro forma cash of the potential combined company (and likelihood of success of a concurrent PIPE financing). Separately, the Board, along with Rain management and in consultation with Leerink Partners, reviewed and approved criteria for the assessment of a refined list of additional potential reverse merger candidates to be considered in conjunction with other potential strategic opportunities. Management also informed the Board of its assessment that due to the near-term capital required to fund a trial relative to the Company’s available capital resources and the associated dilution that would occur as a result of a financing, the development of milademetan in MF was not in the best interests of Rain stockholders.

Rain submitted an initial non-binding indication of interest to Strategic Party A on September 1, 2023 and Strategic Party A submitted a revised non-binding indication of interest to Rain on September 7, 2023. Beginning on September 1, 2023 and continuing throughout September 2023, the Company continued discussions with Strategic Party A with respect to a potential reverse merger transaction. During this period, Strategic Party A engaged a financial advisor and multiple term sheets were exchanged between Rain and Strategic Party A. Between September 7 and September 17, 2023, Leerink Partners, at the direction of Rain management, met with Strategic Party A’s financial advisor to discuss valuation and ownership split; however, the parties could not agree on a relative valuation that, in the view of the Rain Board, delivered adequate value to Rain stockholders.

At a meeting on September 26, 2023, also attended by Leerink Partners, the Transaction Committee discussed its overall objectives with respect to a potential business combination transaction and the best methods of achieving such objectives. Accordingly, the Transaction Committee decided to propose to Strategic Party A that the combined company valuation should not be based on the parties’ determination, but would instead be based on the value implied by a new third-party investment.

Between September 22 and October 2, 2023, representatives of Leerink Partners, following the guidance of Rain management and the Transaction Committee, contacted additional potential reverse merger candidates. At the direction of the Transaction Committee, Leerink Partners requested that each candidate submit, by October 4, 2023, detailed proposals including, among other things, their proposed equity valuation, the equity value they ascribed to Rain, the candidate’s projected cash position, any proposed new financing from existing or contemplated investors in connection with a proposed transaction, the pro forma combined company’s cash runway, and upcoming preclinical or clinical data milestones, among other information. Of the contacted reverse merger candidates, six requested a process letter and engaged in informational discussions regarding the process with Leerink Partners, and four submitted non-binding indications of interest. The Rain Board considered each but found none of them compelling in consideration of the stockholders’ interests.

In parallel to these discussions with reverse merger candidates, Rain management and Leerink Partners engaged in strategic merger discussions with a party referred to herein as “Strategic Party B” and discussions with a potential asset in-licensing counterparty referred to herein as “Strategic Party C,” with whom Rain had entered into a confidentiality agreement on August 21, 2023. On September 26, 2023, Rain entered into a confidentiality agreement with Strategic Party B.

On September 27, 2023, a purported stockholder of the Company filed a stockholder derivative lawsuit purportedly on behalf of the Company in the United States District Court for the Northern District of California, naming the Company’s directors and certain of its officers as defendants (the “Stockholder Derivative Lawsuit” and together with the Stockholders Class Action Lawsuit, the “Litigation Matters”), captioned Livingston v. Vellanki, et al., Case No. 3:23-cv-4973. The Stockholder Derivative Lawsuit alleges violations of Section 14(a) of the Exchange Act, breaches of fiduciary duties, and other purported wrongdoing by the individual defendants based on substantially similar allegations as the Stockholders Class Action Lawsuit.

At a meeting on October 2, 2023, also attended by representatives of Leerink Partners, the Transaction Committee discussed the process by which business development opportunities are evaluated, including the number of opportunities screened, rejected and moved forward to discussions and diligence. The Transaction Committee noted, with respect to potential reverse merger targets, it was currently focused on exploring a potential business combination with Strategic Party A or with Strategic Party B due to each counterparty’s key assets, management teams and cash positions. The Transaction Committee additionally discussed the in-licensing opportunities that Rain had been considering throughout the process, focusing primarily on Strategic Party C, which management viewed at the time as the most potentially compelling in-licensing opportunity due to operational and strategic fit. Leerink Partners led a discussion regarding the current reverse merger market landscape and relevant comparable completed transactions.

At a meeting on October 6, 2023, attended by Rain management and representatives of Leerink Partners, the Rain Board, discussed the ongoing evaluation of strategic alternatives. Among other things, the Rain Board decided to terminate discussions with Strategic Party A on the basis that such a transaction would not be the best strategic path forward for Rain stockholders, including, among others, the high level of required Rain net cash, the proposed relative valuations of Rain and Strategic Party A which continued to be requested by Strategic Party A, challenges in the competitive landscape for Strategic Party A’s programs, the timeline associated with and the capital required to attain meaningful program data, and the resulting value which would be offered to Rain stockholders in such a transaction. Following an overview by Rain management of all remaining counterparties under consideration at that time, the Rain Board discussed the benefits and considerations of a potential merger with Strategic Party B and a potential asset in-licensing transaction with Strategic Party C, which at the time were viewed by Rain management and the Rain Board as the most compelling opportunities. The Rain Board agreed that additional clarity was needed in order to negotiate agreeable transaction terms, namely assessing Strategic Party B’s sources of cash and extent of investor commitments, and financial projections, including projected cash burn and its proposed valuation. Following the meeting, Rain management conducted additional discussions and due diligence activities with both Strategic Party B and Strategic Party C.

Throughout early October 2023, Strategic Party B and Rain held oral discussions regarding potential terms of a transaction. Rain submitted a written non-binding term sheet on October 12, 2023, and Strategic Party B responded with a counterproposal on October 17, 2023. On October 3, 2023, in order to enable Rain to conduct further due diligence with respect to Strategic Party C, Rain entered into a non-binding term sheet with Strategic Party C (with no exclusivity with respect to Rain) for an exclusive option to license one of Strategic Party C’s assets and the parties agreed that Rain would conduct expeditious diligence with respect to Strategic Party C’s assets. The potential transaction was later abandoned on October 19, 2023 by Rain following due diligence that revealed Strategic Party C’s clinical program was not sufficiently advance to make the in-licensing and continued development of the asset feasible.

On October 13, 2023, Tang Capital filed an amendment to its Schedule 13D, disclosing that Tang Capital beneficially owned 4,024,486 shares of Rain common stock, representing beneficial ownership of approximately 14.6% of Rain’s outstanding shares. In parallel with the filing, Tang Capital publicly issued an unsolicited proposal on behalf of its subsidiary, Concentra Biosciences, LLC (“Concentra”), to the Rain Board indicating its intent to explore and evaluate a potential acquisition of all shares of Rain common stock it did not already own for $1.25 per share in cash and a contingent value right representing the right to receive 80% of the net proceeds payable from any license or disposition of Rain’s oncology programs based on a minimum net cash of $55,000,000 (the “Concentra Proposal”). The letter asked for a response by 5:00 p.m. Eastern time on October 20, 2023, at which point the offer would expire. Later on October 13, 2023, Mr. Vellanki contacted Mr. Tang to acknowledge receipt of the Concentra Proposal and noted that he would discuss the Concentra Proposal with the Rain Board.

On October 15, 2023, the Rain Board held a meeting, also attended by members of Rain management and representatives of Leerink Partners, to discuss and evaluate, among other things, the Concentra Proposal and developments with Strategic Party B and Strategic Party C (which ultimately did not progress as discussed above). With respect to the Concentra Proposal, the Rain Board discussed the Company’s cash position and the discount to net cash reflected in the proposal. The Rain Board discussed the proposal relative to a reverse merger with Strategic Party B. Rain management recommended to the Rain Board to formally invite Concentra to the confidential process to identify strategic alternatives so that Concentra may assemble a bona fide offer upon confidential diligence. On October 16, 2023, the Company issued a press release confirming receipt of the Concentra Proposal and indicating that the Rain Board would evaluate the Concentra Proposal.

On October 17, 2023, after receiving an inbound indication of potential strategic interest from Parent, Rain and Parent entered into a confidentiality agreement to facilitate Parent’s diligence of Rain’s assets and overall business.

At a meeting on October 18, 2023, also attended by Rain management and Leerink Partners, the Rain Board discussed challenges with a potential business combination transaction with Strategic Party B, including the timing and financing required for Strategic Party B’s development program, the relative valuations of the companies and the resulting ownership split, key competitors and freedom to operate issues. The Rain Board additionally discussed the Concentra Proposal. Representatives of Leerink Partners discussed relevant precedent transactions, including with respect to the amount of cash received in such transactions (as a percentage of cash on the balance sheet). Following this discussion, the Rain Board directed management to further engage with Concentra with the objective of exploring further improvement in the Concentra Proposal. The Rain Board also discussed the cash that would potentially be delivered to Rain stockholders in a transaction with Concentra as compared to a dissolution of the Company. The Rain Board further directed management to focus its evaluative efforts on reverse merger opportunities (as discussed below), including a transaction with Strategic Party B. Ultimately, the two parties could not come to an agreement on terms due to concerns with the relative valuations for Rain and Strategic Party B.

Between October 19 and October 30, 2023, Rain executed confidentiality agreements with six additional potential reverse merger candidates (including Strategic Party D, as discussed below). Between October 25 and October 31, 2023, these six reverse merger candidates conducted confidential management presentations to Rain management and the Transaction Committee regarding their businesses, assets, and preliminary terms of a potential transaction. Over the next several weeks, oral discussions were held and multiple non-binding proposals were exchanged between Rain and Strategic Party D. In addition, each of the five reverse merger candidates, other than Strategic Party D, submitted indications of interest. Following receipt of these indications of interest and subsequent counterproposals, no further progress was made with respect to any of the potential reverse merger candidates, other than as discussed below with respect to Strategic Party D.

In parallel to these reverse merger discussions, Rain also considered a business combination with Strategic Party E. On October 2, 2023, Rain executed a confidentiality agreement with Strategic Party E and the parties engaged in preliminary due diligence and discussions regarding a potential business combination whereby Strategic Party E would spin off one of its subsidiaries.

At a meeting on October 24, 2023, also attended by representatives of Gibson Dunn and Leerink Partners, the Transaction Committee discussed developments with respect to the remaining potential reverse merger candidates under consideration, primarily Strategic Party D, as well as a potential transaction with Strategic Party E.

On October 24, Parent submitted an initial non-binding proposal to the Rain Board for $50,000,000 in cash, plus a CVR that would provide to Rain stockholders (i) (a) $0.01 per share upon the achievement of the Development Milestone, (b) $1.00 per share upon a successful study readout as defined as evidencing a p-value less than or equal to 0.05 on the primary endpoint of the study, indicating a late clinical stage milestone, (c) 5.0% of the net proceeds from the sale or out-license of milademetan in a first indication, and (d) 5.0% of the net proceeds from the sale or out-license of milademetan in a second indication, or (ii) 80% of the net proceeds from the sale or out-license if milademetan is divested prior to meeting the Development Milestone. The proposal assumed $60,000,000 in unrestricted cash at closing, with Parent returning 50% of excess cash above $60,000,000 to Rain stockholders. Parent’s initial non-binding proposal also included a request for exclusivity, which was not granted at such time.

On October 25, 2023, Leerink Partners contacted Parent to acknowledge receipt of the non-binding proposal and confirmed that it would be considered by Rain management and the Rain Board.

At a meeting on October 31, 2023, also attended by representatives of Gibson Dunn and Leerink Partners, the Transaction Committee discussed precedent reverse merger transactions and the two primary business combination opportunities under consideration, Strategic Party D and Strategic Party E. Leerink Partners led a discussion regarding Strategic Party D and the other reverse merger counterparties. This discussion included a summary of proposed transaction terms including ownership splits, therapeutic space, pipeline, development stage and timing, market dynamics and competitive landscape and growth potential. The Transaction Committee reviewed the six potential reverse merger candidates that remained under consideration, including Strategic Party D. Following the discussion, the Transaction Committee approved the elimination of two of these parties from the process because of a lack of scientific and clinical conviction regarding their lead assets, with four remaining under consideration, including Strategic Party D, pending their responses to counterproposal terms approved by Rain management. Mr. Vellanki also specifically addressed discussions with Strategic Party E, an overview of the company, proposed financial terms of the deal, key inflection points for the company’s products and the company’s capabilities and personnel, pros and cons of the potential deal, and next steps. However, it was also noted by Mr. Vellanki that Strategic Party E would require high cash outlays and a long timeline to closing. For these reasons, following this meeting, no further progress with Strategic Party E was made.

The Transaction Committee additionally authorized Leerink Partners to relay an oral counteroffer to Parent assuming $50,000,000 in unrestricted cash at closing with Parent returning 100% of excess cash to Rain stockholders, with the following consideration terms: 92% of net cash at close, plus a CVR that would provide to Rain stockholders (i) (a) $0.10 per share upon the Development Milestone, (b) $1.00 per share upon a successful study readout, (c) 10.0% of the net proceeds from the sale or out-license of milademetan in a first indication, and (d) 10.0% of the net proceeds from the sale or out-license of milademetan in a second indication, or (ii) 80% of the net proceeds from the sale or out-license if milademetan is divested prior to meeting the Development Milestone. This proposal was subsequently conveyed to Parent on November 1, 2023.

On November 2, 2023, Parent revised its proposal terms based on additional diligence regarding Rain’s projected cash at closing, now contemplating consideration of $46,000,000 in cash, as well as an increased per share consideration via the CVR upon achievement of the Development Milestone to $0.03, and a return of 50% of net cash at closing above $50,000,000 to Rain stockholders.

On November 3, 2023, Leerink Partners, at the direction of Rain management, delivered a revised proposal to Parent for consideration of $46,000,000 in cash, as well as per share consideration via the CVR upon achievement of the Development Milestone of $0.03, and a return of 75% of net cash at closing above $50,000,000 to Rain stockholders.

On November 6, 2023, Leerink Partners, at the direction of Rain management, delivered revised proposal terms to the four remaining reverse merger counterparties.

Between October 18, 2023 and November 7, 2023, Rain management and Leerink Partners periodically communicated to Concentra that the Rain Board was continuing to evaluate its offer among other potential strategic opportunities. On November 7, 2023, Rain executed a confidentiality agreement, including a standstill provision, with Concentra and invited representatives of Concentra to the Company’s confidential data room. Representatives of Concentra proceeded with a due diligence review of the Company.

At a meeting on November 8, 2023, also attended by representatives of Gibson Dunn and Leerink Partners, the Rain Board discussed the status of the Company’s ongoing assessment of strategic opportunities, including acquisitions, reverse mergers and sale transactions. Leerink Partners led a discussion regarding the various opportunities the Company was evaluating, and noted that certain acquisition opportunities had been deprioritized by management based on management’s due diligence review of these opportunities. Leerink Partners discussed the lead reverse merger candidates, including therapeutic focus, stage of development, proposed ownership split, and key merger terms. Leerink Partners summarized the proposals from Concentra and Parent and the Rain Board discussed the risks and benefits of each. The Rain Board also discussed the benefits of having major Company stockholders sign agreements to support the potential sale of the Company under either proposal to increase the likelihood of a successful closing. The Rain Board also evaluated the various options under consideration and the expected return of capital in a dissolution scenario. Following this discussion, Rain management engaged with Concentra in an effort to solicit a refined bid proposal following the completion of due diligence.

On November 12, 2023, Rain received a revised proposal from Strategic Party D. However, based on feedback from the Rain Board, a transaction with Strategic Party D was deprioritized in favor of a transaction with Concentra or Parent due to (i) uncertainty regarding the ability to consummate a concurrent financing, (ii) the length of time required to negotiate and close a reverse merger transaction given the need to conduct a stockholder vote and negotiate and file a Form S-4, (iii) challenging market conditions evidencing poor performance of reverse merger transactions and a lack of conviction that value to Rain stockholders could be ensured, and (iv) uncertainty as to Rain’s ability to obtain an offer from a counterparty including an exchange ratio that would deliver an appropriate value to Rain stockholders.

On November 13 and 14, 2023, Concentra held additional due diligence discussions with Rain management regarding its cash projections, wind down activities for the business, and the clinical status of milademetan. During Concentra’s due diligence review, representatives of Concentra were made aware that Rain’s cash position net of liabilities, including transaction expenses, was projected to be approximately $5,000,000 lower than the $55,000,000 assumed in the Concentra Proposal, as Rain forecasted a net cash balance (inclusive of transaction expenses) of approximately $50,000,000 by December 31, 2023. In addition to a revised net cash level, Concentra also communicated that it would prefer to account for the full $5,000,000 insurance retention in connection with the Litigation Matters as either a downward adjustment to the purchase price or as a holdback. As a consequence, Rain’s management anticipated approximately a $10,000,000 downward revision in the Concentra Proposal.

At a meeting on November 14, 2023, also attended by representatives of Leerink Partners and Gibson Dunn, the Transaction Committee discussed the Concentra Proposal and the non-binding proposal from Parent. Leerink Partners summarized the terms of each of the outstanding proposals under evaluation. The Transaction Committee discussed the risks and benefits of each. The Transaction Committee additionally authorized Leerink Partners to deliver an oral counterproposal to Parent contemplating a return of 100% of Rain excess cash at closing to existing Rain stockholders and a CVR providing Rain stockholders 80% of net proceeds from the disposition of milademetan prior to further development by Parent.

Also on November 14, 2023, a potential financial acquiror referred to herein as “Financial Party A” submitted an initial non-binding proposal providing for consideration equal to Rain’s net cash less $10,000,000 (approximately $1.51 per share), plus a CVR that would provide consideration to Rain stockholders equal to 85% of the net proceeds from the disposition of milademetan. The initial bid assumed at least $65,000,000 in Rain net cash at closing. Any excess net cash above $65,000,000 at closing would be returned to Rain stockholders. As the net cash levels assumed were meaningfully higher than actual forecasted net cash by December 31, 2023, a larger spread existed between purchase price and assumed net cash, further discussion with Financial Party A were halted. The Transaction Committee discussed Financial Party A’s initial bid and decided not to pursue Financial Party A.

Later on November 14, 2023, Leerink Partners, at the instruction of Rain management and the Transaction Committee, delivered an oral counterproposal to Parent on the terms authorized by the Transaction Committee. Parent and Leerink Partners then discussed the counterproposal.

At a meeting on November 15, 2023, also attended by representatives of Gibson Dunn and Leerink Partners, the Rain Board discussed developments with respect to negotiations with Parent. Mr. Vellanki described Parent’s initial proposed terms and Rain’s counterproposal, including the offered price per share, contingent value rights that would be issued to stockholders and the events and milestones that would trigger payment as well as other key terms and conditions. Leerink Partners discussed developments with Concentra, including the anticipated downward adjustment to the purchase price and summarized the terms proposed by each of Concentra and Parent. The Rain Board determined that Parent’s proposed terms were superior to Concentra’s proposed terms. Mr. Vellanki presented management’s recommendation to the Rain Board to engage in further negotiations with Parent, noting that Parent required as a precondition to further discussions that the parties do so under conditions of exclusivity.

Later on November 15, 2023, Mr. Vellanki and Dr. Robert Doebele, Rain’s President and Chief Scientific Officer, visited Parent management in Chicago. Following the discussion, on November 16, 2023, Parent submitted an increased offer and what it described as its “best and final” proposal (the “November 16 Proposal”), which provided for consideration of $48,000,000 in cash (approximately $1.32 per share) and a CVR providing consideration to Rain stockholders of $1,000,000 upon the first patient dosed with milademetan in a clinical study conducted by Parent or 80% of the net proceeds from the disposition of milademetan if divested within the first 24 months after closing; provided, that if Rain’s net cash at closing was less than $51,000,000, the purchase price would be reduced on a dollar-for-dollar basis and, if cash at closing was greater than $51,000,000, 50% of the excess cash above $51,000,000 would be returned to Rain stockholders. The November 16 Proposal also provided for a 30-day exclusivity period.

Later that day, the Rain Board convened, with members of Rain management and representatives of Gibson Dunn and Leerink Partners present for some or all of the meeting, to discuss the November 16 Proposal, as well as the initial non-binding proposal from Financial Party A and the proposal from Concentra. During the meeting, Leerink Partners provided an overview of the November 16 Proposal and certain strategic alternatives: an acquisition by Parent on the terms reflected in the November 16 Proposal, an acquisition by Financial Party A or Concentra on the terms set forth in their respective proposals, and dissolution of the Company. Rain management presented a dissolution analysis to the Rain Board, which was based on the Company’s projected net cash balance as of December 31, 2023, and various assumed realization values and illustrative shut-down costs based on estimated made by Rain management. The Rain Board discussed with Rain management the proposed terms of the Contingent Value Rights Agreement, and the various factors weighing in favor and against the strategic alternatives under discussion. The Rain Board noted that Rain had negotiated a purchase price with Parent of approximately $1.32 per share assuming approximately $51,000,000 in net cash. Based on the increased price from Parent from its initial offer and the anticipated downward revision of the Concentra Proposal due to a lower net cash projection, the Rain Board determined that the proposal from Parent was superior to the proposals submitted from Concentra and Financial Party A on November 14, 2023, and was also superior to a transaction with any of the remaining reverse merger candidates. The Rain Board unanimously authorized Rain management to enter into an exclusivity agreement with Parent and negotiate the terms of a definitive merger agreement. The Rain Board expressed its desire to close by the end of 2023. The Rain Board instructed Gibson Dunn to prepare drafts of the Merger Agreement and CVR Agreement and noted to Parent that the Company’s decision to proceed with Parent was based on the assumption that it would agree to the Rain Board’s desired approach and timeline.

From November 16, 2023 to November 17, 2023, Rain management and Gibson Dunn engaged in discussions with Parent and Parent’s counsel Goodwin Procter LLP (“Goodwin”), respectively, regarding the terms of the draft Transaction Documents being prepared by Gibson Dunn. On November 17, 2023, Gibson Dunn provided representatives from Goodwin with initial drafts of the Merger Agreement and CVR Agreement. To accommodate the Rain Board’s desired timeline, the initial draft of the Merger Agreement provided that Parent must file its tender offer materials with the SEC no later than November 29, 2023. Among others, the draft agreements provided for (i) cash consideration of $1.32 per share, (ii) a $1,440,000 Termination Fee (as defined in the Merger Agreement) (approximately 3% of the Cash Consideration) payable by the Company to Parent if the Company accepts a superior proposal, (iii) limited representations and warranties and interim operating covenants, and (iv) a placeholder for the minimum Company Net Cash (as defined in the Merger Agreement) required as a condition to the closing of the Merger (“Closing”).

At a meeting on November 20, 2023, also attended by representatives from Leerink Partners and Gibson Dunn, the Rain Board discussed recent developments in discussions with Parent, including Parent’s request, after further diligence and negotiations, to revise the terms of the November 16 Proposal. At the Rain Board’s direction, the Company and Parent subsequently agreed (i) to lower the Target Net Cash number from $51,000,000 to $49,600,000 (which reduction was based on (a) further diligence by the Company regarding the Company’s anticipated net cash at Closing and (b) a determination by the Company to reduce the estimate by $1,000,000 in order to further avoid a shortfall at Closing), and (ii) 100% of the excess cash above the Target Net Cash would be returned to Rain stockholders at Closing, instead of the 50% that was previously agreed. The parties further negotiated a decrease in the spread between net cash and purchase price from $3,000,000 to $2,500,000, resulting in a $47,100,000 cash consideration of $1.29 per share.

Following the agreement above, Parent expressed concerns regarding the potential costs associated with the Litigation Matters and proposed a holdback to cover Parent’s costs associated with funding the litigation and/or any potential settlement or judgment costs, with a mechanism to return unused funds from the holdback to Rain stockholders. Leerink Partners noted that other parties who had conducted diligence, also indicated that they would require a holdback or deduction for potential litigation costs, including Concentra, which signaled its intention to address the litigation by making a downward adjustment to the cash consideration. Leerink Partners summarized the revised terms proposed by Parent and those discussed with Concentra. The Rain Board additionally noted that Concentra did not submit a revised proposal following its due diligence investigation and that its prior proposal expired on October 20, 2023, in accordance with its terms. Leerink Partners also discussed other potential options available to the Company, including dissolution, a stock buyback and transactions with other interested parties. The Rain Board noted that the revised purchase price, adjusted for the potential $5,000,000 holdback related to the Litigation Matters, could, if all contingencies were met, provide a minimum payment to Rain stockholders of approximately $1.16 per share, with a potential maximum incremental payment of approximately $0.17 per share to be returned via the CVR with respect to the holdback related to the Litigation Matters. The Rain Board noted that it was possible that no payment may be made if the contingencies were not met. The Rain Board further noted that, based upon Parent’s revised terms, Parent’s offer was designed to include a de minimis difference between Rain’s net cash and the cash consideration paid to Rain stockholders due to Parent’s strategic interest in milademetan, and thus Rain management believed the offer would be difficult for other financial buyers to match or improve upon. After further discussion, the Rain Board voted unanimously to move forward with negotiations with Parent on the proposed terms presented and to negotiate a revised non-binding indication of interest.

From November 20, 2023 to November 21, 2023, the Company’s management, Parent, Gibson Dunn and Goodwin negotiated the terms of a revised non-binding indication of interest. The Company and Parent executed the revised non-binding indication of interest on November 21, 2023 (the “November 21 Proposal”), which, among others, (i) added the Cash CVR Payment mechanics, which would pay Rain stockholders (a) $5,000,000 minus (b) all out-of-pocket costs and expenses incurred by Parent post-Closing related to Rain Litigation and any shortfall in the Target Net Cash, plus (c) the Excess Cash Adjustment, if any, (ii) lowered the cash consideration from $47,100,000 to $42,100,000 to account for the potential expenses in connection with the Litigation Matters, with some or all of this decrease in cash consideration potentially payable to Rain stockholders via the Cash CVR Payment, and (iii) provided that if Rain’s net cash at closing was less than $49,600,000, the purchase price would be reduced on a dollar-for-dollar basis and, if cash at closing was greater than $49,600,000, 100% of the excess cash above $49,600,000 would be returned to Rain stockholders.

On November 28, 2023, and November 30, 2023, Goodwin provided representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement, respectively. Among other changes, the revised drafts (i) provided that the Cash Consideration was $1.157 per share, (ii) requested a Termination Fee equal to 6% of the Cash Consideration, (iii) added new representations and warranties and interim operating covenants, (iv) required $49,600,000 of Company Net Cash as a condition to Closing, (v) added provisions prohibiting Rain from soliciting acquisition proposals, (vi) provided that Rain shall reimburse Parent for its transaction expenses if the Merger Agreement is terminated in any circumstance in which the Termination Fee is not then payable (other than in the event of breach by Parent or Merger Sub), (vii) eliminated the deadline by which Parent must file its tender offer materials and provided only that such materials must be filed as promptly as reasonably practicable and in any event within 10 business days after the date of execution of the Merger Agreement, (viii) added mechanics for the Cash CVR Payment, (ix) allowed Parent to withhold from CVR payment amounts the full amount of any indemnity obligations of Parent in excess of escrow in connection with a Disposition Agreement, (x) eliminated certain rights of the Representative in the CVR Agreement, (xi) eliminated Parent’s obligation to use efforts of any kind to effect a Disposition or achieve the Development Milestone and (xii) introduced certain other changes to Parent’s benefit that introduced greater closing conditionality.

On December 4, 2023, and December 6, 2023, Gibson Dunn provided representatives from Goodwin with revised drafts of the Merger Agreement and CVR Agreement, respectively. Among other changes, the revised drafts (i) increased the Cash Consideration to $1.16 per share (ii) required Parent to file its tender offer materials no later than six (6) business days after the date of the Merger Agreement, (iii) rejected certain interim operating covenants, (iv) limited the non-solicitation provisions in order to allow the Rain Board to adhere to its fiduciary duties to Rain stockholders, (v) lowered the Termination Fee to $1,000,000, (vi) rejected mechanics for reimbursement of Parent expenses on termination, (vii) added a placeholder for the amount of Company Net Cash required as a condition to Closing with the intention of negotiating a lower amount to avoid granting Parent a termination right in the event Company Net Cash fell slightly below $49,600,000, (viii) limited the amount Parent may withhold from CVR payments for indemnity obligations to 20% of the amount in excess of escrow, (ix) reinstated certain rights of the Representative in the CVR Agreement, (x) reinstated Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone and (xi) revised certain provisions to enhance closing certainty.

At a meeting on December 5, 2023, the Transaction Committee discussed the status of negotiations with Parent and the anticipated timeline of key workstreams and milestones, including the anticipated date of the closing of the Merger. The Transaction Committee expressed the importance, among other material issues, of closing as expeditiously as possible to conserve Rain’s cash and requiring a deadline for commencing the Offer in the Merger Agreement.

On December 8, 2023, Goodwin provided representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement. Among other changes, the revised drafts (i) increased the deadline for Parent to file its tender offer materials to ten (10) business days after the date of the Merger Agreement, (ii) reinstated certain interim operating covenants, (iii) increased the Termination Fee to $2,000,000, (iv) reinstated mechanics for reimbursement of Parent expenses on termination, but provided a cap on such reimbursement of $1,000,000, (v) reinstated the minimum amount of Company Net Cash required as a condition to Closing as $49,600,000, (vi) rejected the 20% cap on the amount that Parent may withhold from CVR payments to satisfy indemnity obligations, (vii) accepted certain rights of the Representative in the CVR Agreement but eliminated others, (viii) eliminated Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone, (ix) reinstated certain other changes to Parent’s benefit that introduced greater closing conditionality and (x) added a requirement that the Company maintain an amount of Company Net Cash no less than the amount set forth in the schedule setting forth Company Net Cash following delivery to Parent of the schedule. The parties scheduled a teleconference on December 9, 2023, with representatives from Rain management, Parent management, Gibson Dunn and Goodwin to resolve any remaining open issues and finalize the agreements.

Following receipt of the revised drafts on December 8, 2023, Rain management and representatives from Gibson Dunn met via teleconference to discuss proposals for the scheduled teleconference with Parent management and Goodwin. Upon review of the drafts, Rain management concluded the parties were not in alignment on several key issues and were not in a position to finalize the agreements and thus determined to cancel the call. Rain management then discussed the key points of disagreement with Parent management, including the introduction of closing conditionality, the lack of any obligation for Parent to use efforts to effect a Disposition or achieve the Development Milestone, the $2,000,000 Termination Fee, reimbursement of Parent expenses on termination and the lack of a cap on the amount that Parent may withhold from CVR payments to satisfy indemnity obligations. Following these discussions, Rain management instructed Gibson Dunn to prepare revised drafts.

On December 11, 2023, Gibson Dunn provided representatives from Goodwin with revised drafts of the Merger Agreement and CVR Agreement. The revised drafts, among other changes, (i) accepted the deadline for Parent to file its tender offer materials of ten (10) business days after the date of the Merger Agreement, (ii) rejected certain interim operating covenants, (iii) lowered the Termination Fee to $1,500,000, (iv) accepted mechanics for reimbursement of Parent expenses on termination with the $1,000,000 cap solely with respect to not meeting the minimum Company Net Cash closing condition, (v) accepted the minimum amount of Company Net Cash required as a condition to Closing of $49,600,000, (vi) reinstated the 20% cap on the amount that Parent may withhold from CVR payments to satisfy indemnity obligations, (vii) accepted the elimination of certain rights of the Representative in the CVR Agreement, but (a) provided that Parent must provide 10 days’ prior written notice to the Representative prior to entering into a Disposition Agreement with itself as the acquiror, (b) required Parent to bear the cost of any audit that discloses an underpayment of a CVR payment of 10% or more, up to $100,000, (c) required Parent to provide update reports to the Representative and (d) prohibited Parent from admitting liability or settling, compromising or discharging any Rain Litigation without the Representative’s prior written consent, and (viii) reinstated Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone.

On December 12, 2023, Goodwin provided representatives from Gibson Dunn with revised drafts of the Merger Agreement and CVR Agreement. The revised drafts, among other changes, (i) clarified the requirement with respect to the amount of cash the Company must maintain following delivery of the schedule of Company Net Cash, (ii) accepted Parent’s obligation to use commercially reasonable efforts to effect a Disposition or achieve the Development Milestone with some limitations and (iii) revised Representative’s consent right with respect to Parent’s admitting liability or settling, compromising or discharging any Rain Litigation to be limited to certain circumstances.

Following receipt of the revised drafts on December 12, 2023, Rain management, Parent management, Gibson Dunn and Goodwin met via teleconference to resolve remaining material issues in the agreements.

Later on December 12, 2023, and on December 13, 2023, Goodwin provided representatives from Gibson Dunn with further revised drafts of the Merger Agreement and CVR Agreement, respectively. The revised drafts, among other changes, (i) clarified the requirements regarding delivering schedules of Company Net Cash to Parent and the Company’s obligation to maintain a certain level of gross cash, (ii) accepted that Parent would provide 10 days prior written notice to the Representative prior to entering into a Disposition Agreement with any counterparty and (iii) clarified the limitations to Representative’s consent right with respect to Parent’s admitting liability or settling, compromising or discharging any Rain Litigation.

Later on December 13, 2023, Gibson Dunn delivered revised drafts of the Merger Agreement and CVR Agreement to representatives of Goodwin, with only minor changes to prepare the agreements for execution.

Also on December 13, 2023, following delivery of the revised drafts, the Rain Board convened a meeting, with members of Rain management and representatives of Gibson Dunn and Leerink Partners present for some or all of the meeting. The Rain Board received a report regarding negotiations with respect to the proposed terms of the Transactions, including that the proposed terms of the Transactions reflected discussions held among Rain, Parent, Gibson Dunn and Goodwin.

Gibson Dunn reviewed with the Rain Board the fiduciary duties owed by the Rain Board in connection with a change of control transaction under Delaware law, the key aspects of the proposed Transaction Documents, and the anticipated timeline of events between signing and closing the proposed Merger, should the Rain Board determine to approve the Transactions.

At the December 13, 2023 board meeting, representatives of Leerink Partners reviewed with the Rain Board Leerink Partners’ financial analysis of the Cash Consideration and Cash CVR Payment proposed to be paid pursuant to the terms of the Merger Agreement. In addition, Leerink Partners confirmed to the Rain Board that Leerink Partners had not previously provided investment banking services to Parent. Thereafter, at the request of the Rain Board, Leerink Partners rendered to the Rain Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2023, that, as of such date and based upon and subject to the various assumptions, made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Consideration and Cash CVR Payment proposed to be paid to holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Leerink Partners’ opinion, see “—Opinion of Leerink Partners LLC.”

The Rain Board discussed the terms of the proposed Transactions, including the potential merits and considerations for and against proceeding with the proposed Transactions. After discussion, the Rain Board, among other things, (i) determined that the Merger Agreement, CVR Agreement and Commitment Letter (as defined below) (the “Transaction Documents”) and the Transactions, including the Offer and the Merger, are fair to and in the best interests of Rain and its stockholders; (ii) approved and declared advisable the Transaction Documents and the Transactions, including the Offer and the Merger; (iii) resolved that the Merger Agreement and the Merger be effected in accordance with Section 251(h) of the DGCL if the conditions of Section 251(h) are satisfied, and that the Merger be consummated as soon as practicable following completion of the Offer; (iv) approved the execution, delivery and performance by Rain of the Transaction Documents and any other agreements and instruments related to the Merger that are deemed necessary or appropriate by certain executive officers of Rain and the consummation of the Transactions; and (v) recommended that Rain stockholders accept the Offer and tender their shares pursuant to the Offer.

Following the Rain Board meeting, on December 13, 2023, (i) the Company, Parent and Merger Sub executed the Merger Agreement, (ii) Parent, 346 (as defined below) and the Company executed the Commitment Letter, and (iii) the Supporting Stockholders, Parent and Purchaser executed the Support Agreements.

On December 13, 2023, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release issued on December 13, 2023 is attached hereto as Exhibit (a)(1)(E).

On December 27, 2023, Parent commenced the Offer pursuant to the Merger Agreement.

Reasons for the Recommendation; Fairness of the Offer and Merger

In evaluating the Offer, the Rain Board consulted with the Company’s senior management and outside legal and financial advisors, and, in determining to recommend that stockholders tender their shares into the Offer, the Rain Board considered a number of reasons including, without limitation, the following (not necessarily in the order of importance):

●	Certainty of Value. The Transactions provide certain and immediate value, in cash, and liquidity to the Company’s stockholders for their Shares at a 17% premium over Rain’s unaffected stock price as of October 13, 2023, especially when viewed against the extended time required to return capital, as well as the inherent uncertainty regarding the ultimate return of capital, to stockholders in a dissolution scenario;

●	Best Offer. The Rain Board’s belief that (i) as a result of the negotiating process, the anticipated adjustments to the Concentra Proposal discussed above under the heading “Background of the Offer and the Merger” with respect to the assumed net cash balance and the insurance retention amount, and the expected difference between the net cash balance and the offer price in the Financial Party A bid, Rain had obtained Parent’s best offer, (ii) there was substantial risk of losing Parent’s offer in the November 21 Proposal if the Company determined that it should pursue a higher price or delay execution of the Merger Agreement, and (iii) based on the conversations and negotiations with Parent, as well as the expected net cash levels assumed in the bids of Concentra and Financial Party A, as of the date of the Merger Agreement, the Offer Price represented the highest price reasonably obtainable by the Company under the circumstances;

●	No Financing Condition. The fact that the Transactions are not subject to a financing condition, and that 346 provided the Commitment Letter to support the funding of the Transactions;

●	CVR. The fact that (i) the Transactions offer stockholders an opportunity to, within specified parameters, participate in the remaining balance (if any) of $5,000,000, minus certain litigation-related expenses incurred post-closing, as well as 80% of any monetization event resulting from a Disposition of the Company’s CVR Products or the potential $1,000,000 payment upon the achievement of the Development Milestone; and (ii) the financial incentive that Parent has to pursue Dispositions or achieve the Development Milestone during the Disposition Period;

●	Cash Position. The Rain Board considered the risks and challenges facing Rain as a result of its current cash position and that, as a standalone company, Rain would need to seek substantial additional funding through future equity, royalty and/or debt financings or additional collaborations or strategic partnerships, and any such fundraising could require Rain to enter into restrictive covenants, might only be available on unfavorable terms or might not be available at all. The Rain Board also considered the difficult financing environment and limited financing alternatives for companies such as Rain and the low likelihood that third parties would be interested in providing equity financing to Rain in the current economic environment that would not be significantly dilutive to existing Rain’s stockholders;

●	Expected Return to Stockholders if the Company Dissolved. The Rain Board’s conclusion, based on a hypothetical dissolution analysis performed by management, based on the Company’s projected net cash balance as of December 31, 2023, and various assumed realization values and illustrative shut-down costs based on input from the Company’s senior management, the likely result would be a distribution to stockholders in less than the approximately $42,000,000 in cash consideration available to stockholders in the Offer, plus potential payouts under the CVR Agreement;

○  the Company’s directors and officers do not have substantial experience with dissolution of companies, and the Company would likely need to hire consultants to assist with that effort, which would reduce the potential dissolution proceeds otherwise available for distribution to stockholders;

○  the Company’s directors and officers would also likely need to hire and compensate consultants to assist with efforts to monetize the Company’s technology and product candidates, which would further reduce the potential dissolution proceeds otherwise available for distribution to stockholders and also potentially any benefits available from such dissolution effort, if such compensation arrangement provided for a percentage compensation mechanism; and

○  a dissolution would require Rain to withhold cash to cover unknown or unforeseen potential liabilities, with any later distribution potentially reduced by any such liabilities that may arise, and that future payments would be less valuable to stockholders since received potentially several years into the future, versus at the consummation of the Offer and Merger, which is anticipated to occur in early 2024;

●	Product Commercialization. The Rain Board considered the status and prospects for the success of milademetan, its only product candidate, for which there is no near-term potential regulatory approval. The Rain Board considered the risk that milademetan will not be approved or, if approved, successfully commercialized given its failure to meet its primary endpoint in recent clinical trials;

●	Results of Market-Check Process. The fact that the Company, with the assistance of the Company’s outside legal and financial advisors, conducted a robust market check, including outreach and discussions with potential parties that were, in the view of the Company with input from the Company’s senior management and financial advisor, reasonably likely to have interest in a potential strategic transaction involving the Company; and that none of those potential parties offered a transaction that the Rain Board considered more advantageous to stockholders than the Transactions;

●	Fairness Opinion. The fact that the Rain Board received from Leerink Partners an opinion that, as of December 13, 2023, and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Consideration and Cash CVR Payment proposed to be paid to holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view to such holders, as more fully described under “—Opinion of Leerink Partners LLC”;

●	Low Likelihood of Regulatory Impediment; High Likelihood of Closing. The belief of the Rain Board that the likelihood of completing the Merger is high, particularly in light of the lack of any required competition filings and the terms of the Transaction Documents, including the conditions to Closing being specific and limited;

●	Absence of Material Conflicts on the Rain Board. and Transaction Committee. The members of the Rain Board and Transaction Committee will not personally benefit from the completion of the Offer and the Merger in a manner different from the Company’s public stockholders, except as set forth under “Interests of Insiders” below;

●	Opportunity to Accept a Superior Proposal. The fact that the terms of the Merger Agreement permit the Company to respond to unsolicited third-party proposals and to terminate the Merger Agreement after payment of a termination fee in connection with accepting such a superior proposal;

●	Minimum Condition. Pursuant to the terms of the Merger Agreement, the Offer and the Merger will not be completed unless the number of shares of Common Stock validly tendered and not validly withdrawn, together with any shares of Common Stock beneficially owned by Parent or any of its subsidiaries, equals at least one share more than 50% of all shares of Common Stock then outstanding, which condition may not be waived;

●	Appraisal Rights. Stockholders who do not believe that the Offer Price represents fair consideration for their Shares will have an opportunity to pursue appraisal rights under Section 262 of the DGCL; and

●	Support Agreements. The fact that certain of the Company’s stockholders agreed to tender their Shares, comprising approximately 44% of the outstanding Shares, in the Offer and enter into Support Agreements with Parent and the Company.

In the course of its consideration of the Offer, the Rain Board also considered a variety of uncertainties, risks and other reasons against the Offer, including, without limitation, the following (not necessarily in the order of importance):

●	Business Operation Restrictions. The fact that the Merger Agreement imposes restrictions on Rain’s ability to solicit potentially superior proposals;

●	CVR Agreement. The fact that if the contingencies under the CVR Agreement were not met, stockholders will not receive any amounts under the CVR Agreement;

●	Transaction Expenses. The transaction expenses to be incurred in connection with the Transactions and the negative impact of such expenses on Rain’s cash reserves and operating results should the Transactions not be completed; and

●	Interests of Insiders. The interests that certain directors and executive officers of Rain may have with respect to the Transactions that may be different from, or in addition to, their interests as stockholders of Rain or the interests of Rain’s other stockholders generally, including (i) continuing directors and officers liability insurance coverage; (ii) the accelerated vesting and payment in respect of outstanding Rain Options held by such directors and executive officers in the Merger described in Item 3 under the heading “Arrangements Between Rain and its Executive Officers, Directors and Affiliates”; (iii) the receipt of fees for service on the Rain Board and its committees; and (iv) the potential receipt of severance payments and benefits by current and former executive officers under their respective employment agreements.

The foregoing discussion of reasons considered by the Rain Board is not, and is not intended to be, exhaustive but includes the material reasons considered by the Rain Board. In light of the variety of reasons considered in connection with its evaluation of the Transactions and the complexity of these matters, the Rain Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various reasons considered in reaching its determinations and recommendations. Moreover, each member of the Rain Board applied his or her own business judgment to the process and may have given different weight to different reasons. The Rain Board did not undertake to make any specific determination as to whether any reason, or any particular aspect of any reason, supported or did not support its ultimate determination of the Rain Board. Instead, the Rain Board based its recommendation on the totality of the information presented.

The foregoing description of the Rain Board’s consideration of the reasons supporting the Transactions is forward-looking in nature. This information should be read in light of the reasons discussed in Item 8 under the heading “Additional Information—Forward Looking Statements.”

Rain Management Dissolution Analysis

At the direction of the Board, Rain management compared an assumed value per share of the Merger to Rain’s stockholders to the present value per share that might be realized in a dissolution as an alternative to pursuing the Merger under two scenarios, whereby the first scenario assumed $5,000,000 of expenses related to Rain Litigation (“Dissolution Scenario A”) and the second scenario assumed $500,000 of expenses related to Rain Litigation (“Dissolution Scenario B”). This range was chosen as an illustrative range of litigation expenses. There can be no assurance that such expenses will be within this range and it is possible that expenses exceed this range. In conducting this analysis with respect to both scenarios, Rain management calculated the implied equity value of Rain common stock in liquidation as the present value of the amount of cash available for distribution to Rain’s stockholders in an orderly dissolution of Rain.

Dissolution Scenario A

Under Dissolution Scenario A, based on internal data, Rain management assumed that approximately $48,628,570 in cash would be available at the commencement of the dissolution process (assuming a commencement date of March 31, 2024) and that approximately $34,039,999 of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within 36 months of dissolution. These assumptions resulted in an aggregate present value of approximately $1.05 discounted to March 31, 2024 per outstanding share using a discount rate of 4.88%, which discount rate was based on Moody’s Seasoned AAA Corporate Bond yields. Management calculated that approximately $0.94 of such amount would be distributed upon the initial filing of dissolution and, after accounting for $5,000,000 of expenses related to Rain Litigation, the portion of the remaining amount after the initial distribution that would be available for further distribution would be 75%. The actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on the amount of wind-down costs, the amount required to settle Rain’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Rain of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which could not currently be estimated. In addition, this analysis assumed no litigation nor other contingent liabilities (other than related to Rain Litigation) that were not currently known and recorded that could require the future utilization of cash during the dissolution process. For example, assuming the second distribution was made in three years, and using a discount rate of 4.88%, the present value of the future payments would be approximately $0.12, yielding a total dissolution value of approximately $1.05 per share (assuming an initial distribution to stockholders of approximately $0.93 per share and that 75% of the remaining cash after the initial distribution was available for further distribution).

Dissolution Scenario B

Under Dissolution Scenario B, based on internal data, Rain management assumed that approximately $48,628,570 in cash would be available at the commencement of the dissolution process (assuming a commencement date of March 31, 2024) and that approximately $34,039,999 of this amount would be disbursed to stockholders upon the initial filing for dissolution and any remaining amount payable within 36 months of dissolution. These assumptions resulted in an aggregate present value of approximately $1.13 discounted to March 31, 2024 per outstanding share using a discount rate of 4.88%, which discount rate was based on Moody’s Seasoned AAA Corporate Bond yields. Management assumed that approximately $0.94 of such amount would be distributed upon the initial filing of dissolution and assuming, after accounting for $500,000 of expenses related to Rain Litigation, the portion of the remaining amount after the initial distribution that would be available for further distribution would be 75%. The actual percentage of the remaining amount after the initial distribution that would be available for further distribution would depend on the amount of wind-down costs, the amount required to settle Rain’s remaining obligations under current contracts, the need to retain employees to facilitate the wind-down, the need to retain the services of outside contractors to assist with the wind-down and the satisfaction by Rain of its remaining obligations (including obligations to continue SEC filings), and the need to retain funds beyond that distribution for unknown or contingent liabilities, each of which could be material and the total amount of which could not currently be estimated. In addition, this analysis assumed no litigation nor other contingent liabilities (other than related to Rain Litigation) that were not currently known and recorded that could require the future utilization of cash during the dissolution process. For example, assuming the second distribution was made in three years, and using a discount rate of 4.88%, the present value of the future payments would be approximately $0.20, yielding a total dissolution value of approximately $1.13 per share (assuming an initial distribution to stockholders of approximately $0.93 per share and that 75% of the remaining cash after the initial distribution was available for further distribution).

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “—Opinion of Leerink Partners LLC” section shall have the meaning ascribed to such term in Annex I.

Introduction

Rain retained Leerink Partners as its financial advisor in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement (which are referred to in this Section as the “Transaction”). In connection with this engagement the Rain Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares and Dissenting Shares (as defined below)) of the Cash Consideration and the Cash CVR Payment (as defined below) proposed to be paid to such holders, pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion, (a) “Excluded Shares” means any Shares held in Rain’s treasury or owned, directly or indirectly, by Parent or Merger Sub, and (b) “Dissenting Shares” means Shares that are outstanding and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL, in each case immediately prior to the Effective Time, and (c) “Cash Consideration” means (y) $1.16 per Share in cash, payable subject to any applicable tax withholding and without interest, plus (z) one contingent value right per Share (the “CVR”) to receive a proportionate share of (i) the Cash CVR Payment (as defined in the Contingent Value Rights Agreement (the “CVR Agreement”)), in cash, plus (ii) the Development CVR Payment (as defined in the CVR Agreement), in cash, subject to any applicable tax withholding and without interest, upon the achievement of the conditions and milestones set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Cash CVR Payment and the Development CVR Payment, collectively being the “CVR Proceeds”; the Cash Consideration plus the CVR Proceeds, collectively being the “Offer Price”).

On December 13, 2023, Leerink Partners rendered to the Rain Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated December 13, 2023, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Cash Consideration and Cash CVR Payment proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated December 13, 2023, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Rain Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Rain Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares and Dissenting Shares) of the Cash Consideration and Cash CVR Payment proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Rain as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

●	the proposed execution version of the Merger Agreement, as provided to Leerink Partners by Rain on December 13, 2023;

●	the proposed final version of the CVR Agreement, as provided to Leerink Partners by Rain on December 13, 2023;

●	Rain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by Rain with the SEC;

●	Rain’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 2023, as filed by Rain with the SEC;

●	certain Current Reports on Form 8-K, as filed by Rain with, or furnished by Rain to, the SEC; and

●	certain internal information, primarily consisting of a dissolution analysis of Rain, as furnished to Leerink Partners by the management of Rain and approved by management for use by Leerink Partners, which are collectively referred to in this summary of Leerink Partners’ opinion as the “Internal Data.”

Leerink Partners also conducted discussions with members of the senior management and representatives of Rain regarding such Internal Data. Rain advised Leerink Partners that it did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Rain. In addition, Leerink Partners considered the results of its efforts on behalf of Rain to solicit, at the direction of Rain, indications of interest from third parties with respect to a possible acquisition of or business combination with Rain. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with Rain’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at Rain’s direction, that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Rain as to the matters covered thereby and Leerink Partners relied, at Rain’s direction, on the Internal Data for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at Rain’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Rain, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Rain. Furthermore, at Rain’s direction, Leerink Partners ascribed no value to the Development CVR Payment payable pursuant to the CVR Agreement.

Leerink Partners assumed, at Rain’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at Rain’s direction, that the representations and warranties made by Rain, Parent and Merger Sub in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at Rain’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of Rain, or the ability of Rain to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

The opinion of Leerink Partners expressed no view as to, and did not address, Rain’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Rain or in which Rain might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares (other than Excluded Shares and Dissenting Shares) of the Cash Consideration and Cash CVR Payment proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVRs, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of Rain or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Rain or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Consideration and Cash CVR Payment proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of Rain as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Rain Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses

The following is a summary of the material financial analyses prepared by Leerink Partners and reviewed with the Rain Board in connection with its opinion, which was delivered orally to the Rain Board on December 13, 2023, and subsequently confirmed in its written opinion, dated December 13, 2023. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data, including the dissolution analyses prepared by Rain management. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Leerink Partners, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by Leerink Partners. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, Leerink Partners did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying Leerink Partners’ financial analyses and its opinion.

Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. The assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before December 13, 2023, and is not necessarily indicative of current market conditions.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between Rain and Parent and Rain’s decision to enter into the Merger Agreement was solely that of the Rain Board. The opinion of Leerink Partners was only one of many factors considered by the Rain Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Rain Board or the management of Rain with respect to the Transaction, the Cash Consideration, the Cash CVR Payment, the Development CVR Payment, or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Rain Board and performed by Leerink Partners in connection with its opinion, which was rendered orally to the Rain Board on December 13, 2023, and subsequently confirmed by delivery of a written opinion dated December 13, 2023. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Leerink Partners. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data.

Analysis of Cash Consideration and Cash CVR Payment

Leerink Partners conducted an analysis of the Cash Consideration and Cash CVR Payment proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement. For purposes of its analysis, Leerink Partners assumed, at Rain’s direction, a net cash amount at Closing of approximately $50.0 million. The Cash Consideration was assumed to be equal to $1.16 per Share, pursuant to the terms of the Merger Agreement. The assumed Cash CVR Payment is equal to the quotient derived by dividing the sum of the amount by which the Company net cash amount at Closing exceeds $49.6 million (approximately $0.4 million, the “Excess Cash Adjustment”), plus $5.0 million minus all damages or losses, judgments, settlements and out-of-pocket costs and expenses related to any Rain Litigation (the foregoing, collectively, “Rain Litigation Expenses,” which Leerink Partners assumed, at Rain’s direction, were $5.0 million) discounted to present value from an assumed future payment date of 12 months following the date of announcement, using a discount rate equivalent to Moody’s Seasoned AAA Corporate Bond Yield of 4.88%, by the assumed number of outstanding Shares, which Rain management estimated to equal approximately 36.4 million Shares, resulting in an assumed Cash CVR Payment of approximately $0.01 per Share.

Solely for purposes of the financial analyses summarized below, the term “assumed per Share Consideration” refers to the sum of (i) the Cash Consideration per Share, plus (ii) the assumed Cash CVR Payment per Share pursuant to the Transaction. At the direction of management of Rain, in its analysis, Leerink Partners ascribed no value to the component of the Cash CVR which contemplates additional payments to former holders of Shares to the extent that Rain Litigation Expenses, as determined pursuant to the CVR Agreement, are less than $5 million, and ascribed no value to the Development CVR. Under this scenario, the assumed per Share Consideration consists of (i) the Cash Consideration of $1.16 per Share, plus (ii) an assumed Cash CVR Payment per Share of approximately $0.01 per Share, for a total assumed per Share Consideration of approximately $1.17 per Share.

For purposes of its financial analyses, Leerink Partners also considered an upside case analysis of the Cash CVR Payment. This upside scenario assumed, at Rain’s direction, $0.5 million in Rain Litigation Expenses which, under the terms of the Cash CVR, would result in an additional Cash CVR Payment of approximately $0.12 per Share, for a total assumed per Share Consideration of approximately $1.29 per Share.

Dissolution Analysis

Rain advised Leerink Partners that Rain did not have a standalone business plan and its plan in the absence of a sale or merger of the company was to pursue a dissolution of Rain. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to Rain. Rain management furnished to Leerink Partners a dissolution analysis prepared by management (the “Management Dissolution Case”), as described in more detail under “—Rain Management Dissolution Analysis” and directed Leerink Partners to rely upon the Management Dissolution Case for purposes of its analysis and opinion. The Management Dissolution Case assumed an initial distribution of cash to holders of Shares as of March 31, 2024, of approximately $34.0 million, and a final distribution as of March 31, 2027, of approximately $4.9 million.

Leerink Partners compared the assumed per Share Consideration of approximately $1.17 per Share to the implied estimated present value of the amount of cash per Share that Rain management estimated would be distributable to holders of Shares (the “Dissolution Payments”) pursuant to the Management Dissolution Case. Leerink Partners calculated the present value of the Dissolution Payments as of March 31, 2024 by discounting the March 31, 2027 final distribution payment of approximately $4.9 million to present value using a discount rate equivalent to Moody’s Seasoned AAA Corporate Bond Yield of 4.88% (which resulted in a discounted present value of approximately $4.3 million), and adding that discounted amount to the amount of the initial distribution payment. Leerink Partners determined this discount rate based upon its professional expertise and judgment.

The Management Dissolution Case resulted in an implied estimated Total Cash Distribution with a value of approximately $1.05 per Share based on the fully diluted shares outstanding of Rain of 36.4 million (using treasury stock methodology) as of December 13, 2023, as provided by Rain, as compared to the estimated total Share Consideration pursuant to the Transaction of approximately $1.17.

Management also provided to Leerink Partners a potential upside Management Dissolution Case. The upside Management Dissolution Case used the same inputs as the Management Dissolution Case but assumed the Company would incur only $0.5 million in Rain Litigation Expenses, resulting in a final distribution as of March 31, 2027 of approximately $8.3 million. Leerink Partners calculated the present value of the Dissolution Payments as of March 31, 2024 under the upside Management Dissolution Case by discounting the March 31, 2027 final distribution payment of approximately $8.3 million to present value using a discount rate equivalent to Moody’s Seasoned AAA Corporate Bond Yield of 4.88% (which resulted in a discounted present value of approximately $7.2 million), and adding that discounted amount to the amount of the initial distribution payment.

This upside Management Dissolution Case resulted in an implied estimated Total Cash Distribution with a value of approximately $1.13 per Share based on the fully diluted shares outstanding of Rain of 36.4 million (using treasury stock methodology) as of December 13, 2023 as provided by Rain, as compared to the estimated total Share Consideration pursuant to the Transaction in this upside scenario of approximately $1.29.

Observations of Leerink Partners Regarding Precedent Cash Out Transactions

For informational purposes, Leerink Partners reviewed publicly available information with respect to the cash consideration offered by financial buyers in nine recent instances of proposals to acquire publicly traded companies in the biotechnology industry that had abandoned their development programs and had no ongoing standalone business plan. Information regarding these nine instances based on publicly available information is set forth in the table below.

Announcement Date	Company	Financial Bidder	Cash Consideration As a % of Assumed Net Cash at Close	Offer Accepted by Company
11/30/23	LianBio	Concentra Biosciences	94%	ND
11/24/23	Theseus Pharmaceuticals	Concentra Biosciences	92%	ND
10/13/23	Rain Oncology	Concentra Biosciences	83%	N
07/13/23	Quince Therapeutics	Echo Lake Capital	75%	ND1
05/30/23	MEI Pharma	Anson Funds / Cable Car Capital	70%	N
05/22/23	Atea Pharmaceuticals	Concentra Biosciences	87%	N
04/20/23	Pardes Biosciences	MediPacific	94%[2]	Y
03/14/23	Jounce Therapeutics	Concentra Biosciences	89%[2]	Y
08/09/22	AIkido Pharma	Shalom Auerbach	51%	N

ND = Not disclosed

1 Echo Lake’s previous offer to acquire Quince for $1.60 on 03/21/23 was unanimously rejected on 04/11/23.

2 Reflects final offer merger announcement.

Note: Includes unsolicited offers from financial buyers for biopharma companies trading below net cash. Excludes unsolicited offers from >50% shareholders and for companies with total liabilities exceeding cash and cash equivalents at the time of the offer. All share counts based on basic shares outstanding.

None of these instances is identical to the proposed Transaction and the amount of cash available for distribution in transactions of this type is dependent upon the specific circumstances of each individual company. For the information of the Rain Board, Leerink Partners observed that the range of cash consideration in these nine instances as a percentage of estimated net cash at closing was approximately as follows:

Mean: 82%

Median: 87%

25th Percentile: 75%

75th Percentile: 92%

Leerink Partners noted, for the information of the Rain Board, that the assumed per Share Cash Consideration of $1.16 per Share to be received by holders of Shares pursuant to the Merger Agreement represented cash consideration as a percentage of Rain’s estimated net cash at closing of approximately 85%.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, except for services provided to Rain in connection with the Transaction, Leerink Partners has not provided investment banking services to Rain or to Parent. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to Rain, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of Rain, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Rain, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Rain Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with Rain and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to Rain, Rain has agreed to pay Leerink Partners an aggregate fee of $3.0 million, $1.0 million of which became payable upon the rendering by Leerink Partners of its opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, Rain has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and Rain, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Rain Board, and the Rain Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender

To Rain’s knowledge, after making reasonable inquiry, all of Rain’s executive officers, directors, affiliates and subsidiaries currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). However, other than the Support Agreement entered into by and between Parent and Mr. Vellanki, there are no other agreements requiring such persons to do so. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 5.                 PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Neither Rain nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to Rain’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Rain, for which services no additional compensation will be paid.

The Company engaged Leerink Partners as its financial advisor in connection with its strategic review process, including the Offer and the Merger. The Company has agreed to pay Leerink Partners an aggregate fee of $3.0 million, $1.0 million of which became payable upon the rendering by Leerink Partners its opinion, and the remainder of which is payable contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities, including liabilities under federal securities laws, that may arise, out of Leerink Partners’ engagement.

ITEM 6.                 INTEREST IN SECURITIES OF THE SUBJECT COMPANY

No transactions with respect to Shares have been effected by Rain or, to the knowledge of Rain after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

ITEM 7.                 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Rain is not undertaking or engaged in any negotiations in response to the Offer that relate to:

●	a tender offer or other acquisition of Rain’s securities by Rain, its subsidiaries or any other person;

●	any extraordinary transaction, such as a merger, reorganization or dissolution, involving Rain or any of its subsidiaries;

●	any purchase, sale or transfer of a material amount of assets of Rain or any of its subsidiaries; or

●	any material change in the present dividend rate or policy or indebtedness or capitalization of Rain.

Except as set forth in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, resolutions of the Rain Board, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in the preceding paragraph.

ITEM 8.                 ADDITIONAL INFORMATION

The information set forth in Item 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements Between Rain and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Commitment Letter

In connection with the execution of the Merger Agreement, 346 Short LLC (“346”), provided a commitment letter (the “Commitment Letter”), pursuant to which the 346 has agreed to contribute to Parent, on or prior to the Acceptance Time (as defined below), $25,000,000 to be used solely to fund a portion of the Cash Consideration and any other cash amounts to be paid by Parent or Merger Sub at the closing of the Merger pursuant to, and in accordance with, the terms set forth in the Merger Agreement (the “Equity Commitment”). The Commitment Letter also contained customary representations and warranties, including regarding 346’s sufficiency of funds to fulfill its obligations with respect to the Equity Commitment. The Equity Commitment will be used by Parent solely to fund a portion of the Cash Consideration and any other cash amounts to be paid by Parent or Merger Sub at the closing of the Merger pursuant to, and in accordance with, the terms set forth in the Merger Agreement; provided, that 346 shall not, under any circumstances, be obligated to contribute or cause to be contributed to Parent more than the Equity Commitment. The Cash Consideration may be partially funded from the Equity Commitment. The amount to be funded pursuant to the Commitment Letter may be reduced on a dollar-for-dollar basis in the event Parent and Merger Sub do not require the full amount of the Equity Commitment, solely to the extent it will be possible, notwithstanding such reduction, for Parent and Merger Sub to consummate the Transactions in accordance with the terms of the Merger Agreement; provided, that any such reduction shall only occur simultaneously with the occurrence of the closing of the Merger. For the avoidance of doubt, if the closing of the Merger shall not occur for any reason, 346 shall have no obligation to fund the Equity Commitment.

Vote Required to Approve the Merger

The Rain Board has approved the Merger Agreement and the Transactions, including the Offer and the Merger, in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation (the shares of which are listed on a national securities exchange or held of record by more than 2,000 holders), and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if the Offer is consummated, Rain, Parent and Merger Sub intend to effect the closing of the Merger without a vote of the stockholders of Rain in accordance with Section 251(h) of the DGCL.

Anti-Takeover Statute

Delaware

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Rain Board has approved the Merger Agreement and the Transactions, as described in Item 4 under the heading “The Solicitation or Recommendation” and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the Transactions.

Appraisal Rights

No appraisal rights are available in connection with the Offer and stockholders who tender their Shares in the Offer will not have appraisal rights in connection with the Merger. However, if the Offer is successful and the Merger is consummated, holders of Shares outstanding as of immediately prior to the Effective Time and beneficial owners of the Company who: (i) did not tender their Shares in the Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the time Parent accepts properly tendered Shares for purchase (the “Acceptance Time”)); (ii) otherwise comply with the applicable procedures under Section 262 of the DGCL; (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL and (iv) in the case of a beneficial owner, have submitted a demand that (A) reasonably identifies the holder of record of the shares for which the demand is, (B) is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (C) provides an address at which such beneficial owner consents to receive notices given by the Company and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court of Chancery (the “Delaware Court”), will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court, in accordance with Section 262 of the DGCL, plus interest if any, on the amount determined to be the fair value. Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Offer Price or the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL.

The following is a summary of the appraisal rights of stockholders and beneficial owners under Section 262 of the DGCL in connection with the Merger, assuming that the Merger is consummated in accordance with Section 251(h) of the DGCL. A copy of Section 262 of the DGCL is made publicly available online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262. THE RAIN BOARD HAS FIXED DECEMBER 12, 2023 AS THE RECORD DATE FOR DETERMINING THE STOCKHOLDERS AND BENEFICIAL OWNERS ENTITLED TO RECEIVE THIS NOTICE OF APPRAISAL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex I carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL such stockholder or beneficial owner must do all of the following:

●	prior to the later of the consummation of the Offer, which occurs when Merger Sub has accepted for payment Shares tendered into the Offer following the Expiration Date, and 20 days after the date of mailing of this Schedule 14D-9 (which date of mailing is on or about December 27, 2023), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

●	not tender such stockholder’s or beneficial owner’s Shares in the Offer (or, if tendered, validly and subsequently withdraw such Shares prior to the Acceptance Time);

●	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

●	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds must be met and a stockholder (or any person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person) or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all such persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, within ten (10) days after the Effective Time, Parent will cause the Surviving Corporation to notify all of the Company’s stockholders or beneficial owners who delivered a written demand to the Company (in accordance with Section 262). However, only stockholders or beneficial owners who have delivered a written demand in accordance with Section 262 will receive such notice. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand

All written demands for appraisal should be addressed to Rain Oncology Inc., Attention: Secretary, 8000 Jarvis Avenue, Suite 204, Newark, CA 94560. The written demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates evidencing such stockholder’s Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand must be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; however, such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker, bank, fiduciary, depositary or other nominees, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Alternatively, a beneficial owner may demand appraisal, in his, her or its own name, of such beneficial owner’s shares, provided that (i) such beneficial owner continuously owns such Shares through the Effective Time and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the Shares for which the demand is made, and is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the Surviving Corporation under Section 262 and to be set forth on the Verified List (defined below).

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including record or beneficial owners) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262, may commence an appraisal proceeding by filing a petition in the Delaware Court demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer (or, if tendered, subsequently and validly withdrew such Shares before the Acceptance Time) and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation, and has no present intention, to file a petition, and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of Section 262, the record holders of such Shares shall not be considered a separate stockholder holding such Shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within 10 days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders or beneficial owners who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders or beneficial owners shown on the Verified List. The forms of the notice by mail and by publication will be approved by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the petition is held, the Delaware Court is empowered to determine those stockholders or beneficial owners who have complied with the provisions of Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court may require the stockholders or beneficial owners who demanded an appraisal for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any stockholder or beneficial owner who does not comply with such requirement. Accordingly, stockholders or beneficial owners are cautioned to retain the certificates evidencing their Shares pending resolution of the appraisal proceedings. Because, immediately before the Effective Time, the Shares will be listed on a nationally recognized securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Delaware Court will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

Determination of Fair Value

After the Delaware Court determines which stockholders or beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares as of the Effective Time, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court and (ii) interest theretofore accrued, unless paid at that time. The Surviving Corporation is under no obligation to make such voluntary cash payment to the holder prior to such entry of judgment.

In determining the fair value, the court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Supreme Court of Delaware stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders and beneficial owners considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL.

Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court, and stockholders or beneficial owners should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder or beneficial owner exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

 Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders or beneficial owners entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such holder’s certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. The Delaware Court will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders or beneficial owners entitled thereto. Payment will be so made to each such stockholder or beneficial owner upon the surrender to the Surviving Corporation of such stockholder’s or beneficial owner’s certificates. The Delaware Court’s decree may be enforced as other decrees in such Court may be enforced.

If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs among the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any stockholder or beneficial owner in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Supreme Court of Delaware.

From and after the Effective Time, any stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not be entitled to vote his, her or its Shares for any purpose and will not be entitled to receive payment of dividends or other distributions in respect of such Shares (except dividends or other distributions payable to stockholders or beneficial owners of record as of a date prior to the Effective Time if so declared by the Surviving Corporation).

If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration, without interest. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder’s or beneficial owner’s right to appraisal if no petition for appraisal is filed with the Delaware Court within 120 days after the Effective Time; however, such stockholder or beneficial owner is entitled to receive the Merger Consideration. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s or beneficial owner’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceedings in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and this approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

The process of exercising appraisal rights requires compliance with technical prerequisites. If you fail to take any required step in connection with the exercise of appraisal rights, it may result in the termination or waiver of your appraisal rights. Stockholders or beneficial owner’s wishing to exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, a copy of which is included as Annex I to this Schedule 14D-9. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO SELL SHARES IN THE OFFER AND DO NOT WITHDRAW THEIR TENDER SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Annual Report

For additional information regarding the business and the financial results of Rain, please see Rain’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 9, 2023.

Legal Proceedings

On July 17, 2023, a purported securities class action lawsuit was commenced in the United States District Court for the Northern District of California, naming Rain and certain of Rain’s officers as defendants (the “Shareholders Class Action Lawsuit”), captioned Thant v. Rain Oncology, et al., Case No. 5:23-cv-3518-EJD. The Shareholders Class Action Lawsuit alleges violations of Sections 10(b) and 20(a) of the Exchange Act in connection with allegedly false and misleading information about the Phase 3 MANTRA trial design quality and risks related to its clinical development strategy and regulatory approval. The Shareholders Class Action Lawsuit seeks compensatory damages in an unspecified amount, attorneys’ fees and costs, and any other relief the court deems proper. On November 1, 2023, the Court entered an order appointing lead plaintiff and lead counsel. On November 14, 2023, the Court entered a scheduling order requiring that lead plaintiff file an amended complaint on or before January 19, 2024 and setting a briefing schedule for the defendants’ anticipated motion to dismiss to be completed by June 20, 2024. Given the early stage of the Shareholders Class Action Lawsuit, Rain cannot currently predict the outcome or future costs associated with the Shareholders Class Action Lawsuit.

On September 27, 2023, a purported shareholder of Rain filed a shareholder derivative lawsuit purportedly on behalf of Rain in the United States District Court for the Northern District of California, naming Rain’s directors and certain of its officers as defendants (the “Shareholder Derivative Lawsuit”), captioned Livingston v. Vellanki, et al., Case No. 3:23-cv-4973. The Shareholder Derivative Lawsuit alleges violations of Section 14(a) of the Exchange Act, breaches of fiduciary duties, and other purported wrongdoing by the individual defendants based on substantially similar allegations as the Shareholders Class Action Lawsuit. The Shareholder Derivative Lawsuit seeks to recover for damages purportedly suffered by Rain, pre-and-post judgment interest, corporate governance reforms, attorneys’ fees and costs, and any other relief the court deems proper. Given the early stage of the Shareholders Derivative Lawsuit, Rain cannot currently predict the outcome or future costs associated with the Shareholders Derivative Lawsuit.

Regulatory Approvals

Parent and Rain are not currently aware of any other material governmental consents, approvals or filings that are required prior to the parties’ completion of the Offer or the Merger. If the parties become aware of any notices, reports and other documents required to filed with respect to the Offer or the Merger, Parent and Rain have agreed to use commercially reasonable efforts to file, as soon as practicable, such notices, reports and other documents, and to submit promptly any information reasonably requested by any governmental entity in connection therewith.

Forward-Looking Statements

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements related to Rain Oncology Inc. (the “Company”) and the acquisition of the Company by Pathos AI, Inc. (“Parent”), including express or implied forward-looking statements about the Company’s products and the future operations and performance of the Company and Parent. These forward-looking statements are within the meaning of U.S. federal securities laws, including, without limitation, statements regarding the anticipated timing of and closing of the proposed Offer, Merger and related transactions contemplated by the Merger Agreement (collectively referred to as the “transactions”). The words “estimates,” “expects,” “continues,” “intends,” “plans,” “anticipates,” “targets,” “may,” “will,” “would,” “could,” “should,” “potential,” “goal,” and “effort” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements are based on current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. The Company cautions that a number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Any forward-looking statements in this communication are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this communication, including, without limitation, the impact of actions of other parties with respect to the transactions; the possibility that competing offers will be made; the outcome of any legal proceedings that have been or could be instituted against the Company or its directors; the risk that the transactions may not be completed in a timely manner, or at all, which may adversely affect the Company’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the transactions contemplated by the Merger Agreement; the occurrence of the events or achievement of the milestones giving rise to payments under the CVR Agreement; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the transactions on the Company’s business, and operating results; risks that the transactions may disrupt the Company’s current plans and business operations; risks related to the diverting of management’s attention from the Company’s ongoing business operations; general economic and market conditions and the other risks identified in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including its most recent Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 9, 2023 and subsequent filings with the SEC. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transactions and/or the Company and the Company’s ability to successfully complete the transactions and, with respect to any CVR payment amounts, the consideration ultimately paid to Company stockholders (including whether any payments will be payable at all). In addition, unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The Company cautions investors not to place undue reliance on any forward-looking statements. Any forward-looking statements contained in this communication represent the Company’s views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 27, 2023 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO).

(a)(1)(B)	Form of Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Press Release issued by Rain on December 13, 2023 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by Rain with the SEC on December 14, 2023).

(e)(1)	Agreement and Plan of Merger, dated December 13, 2023, among Rain, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Form 8-K filed by Rain with the SEC on December 14, 2023).

(e)(2)	Form of Contingent Value Rights Agreement, by and between Parent, Merger Sub, the Rights Agent and the Representative (incorporated herein by reference to Exhibit C to Exhibit 2.1 to the Form 8-K filed by Rain with the SEC on December 14, 2023).

(e)(3)	Mutual Non-Disclosure Agreement, dated October 17, 2023, between Rain and Parent (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO).

(e)(4)	Non-Binding Indication of Interest, dated November 16, 2023, by and between Rain and Parent (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).

(e)(5)	Form of Support Agreement, dated December 13, 2023, by and between Parent and each of the Supporting Stockholders thereto, (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).

(e)(6)	Amended and Restated 2018 Stock Option/Stock Issuance Plan and form of award agreement thereunder (incorporated by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form S-1 filed on April 2, 2021).

(e)(7)	First Amendment to Rain Oncology Inc. Amended and Restated 2018 Stock Option/Stock Issuance Plan (incorporated by reference to Exhibit 10.14 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 9, 2023).

(e)(8)	2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 of the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2021).

(e)(9)	First Amendment to Rain Oncology Inc. 2021 Equity Incentive Plan (incorporated by reference to Exhibit 10.13 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 9, 2023).

(e)(10)	2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of the Registrant’s Amendment No. 2 to Registration Statement on Form S-1 filed on April 19, 2021).

(e)(11)	First Amendment to Rain Oncology Inc. 2021 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.15 of the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 9, 2023).

(e)(12)	Form of Employee 2021 Equity Incentive Plan Grant Notice for Nonqualified Stock Options (incorporated by reference to Exhibit 10.3 of the Registrant’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2022).

(e)(13)	Form of Director 2021 Equity Incentive Plan Grant Notice for Nonqualified Stock Options (incorporated by reference to Exhibit 10.4 of the Registrant’s Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 2022)

(e)(14)	Form of Indemnification Agreement for directors and executive officers (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-1 filed on April 2, 2021).

(e)(15)	Employment Agreement, dated September 10, 2020, by and between the Registrant and Avanish Vellanki (incorporated by reference to Exhibit 10.7 of the Registrant’s Registration Statement on Form S-1 filed on April 2, 2021).

(g)	Not applicable.

*	Filed herewith.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2023

Rain Oncology Inc.

By:	/s/ Josephine Bruce
Josephine Bruce
Director of Accounting

Annex I Opinion of Leerink Partners LLC

LEERINK ..

PARTNERS

December 13, 2023

The Board of Directors
Rain Oncology, Inc.

8000 Jarvis Ave Suite 204

Newark, CA 94560

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares and Dissenting Shares, as defined below) of the outstanding shares of common stock, par value $0.001 per share (the "Shares") of Rain Oncology, Inc., a Delaware corporation (the "Company"), of the Cash Consideration and the Cash CVR Payment (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the "Merger Agreement") to be entered into by and among Pathos AI, Inc., a Delaware corporation ("Parent"), WK Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and the Company. The Merger Agreement provides for a transaction (the "Transaction") pursuant to which (i) Merger Sub will commence a tender offer (the "Offer") to acquire all of the outstanding Shares for a price per Share of (a) $1.16 per Share in cash (the "Cash Consideration"), payable subject to any applicable tax withholding and without interest, plus (b) one contingent value right per Share (the "CVR") to receive a proportionate share of (x) the Cash CVR Payment (as defined in the Contingent Value Rights Agreement to be entered into by the Company and a rights agent (the "CVR Agreement")), plus (y) the Development CVR Payment (as defined in the CVR Agreement) which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, upon the achievement of the conditions and milestones set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (the Cash CVR Payment and the Development CVR Payment, collectively being the "CVR Proceeds"; the Cash Consideration plus the CVR Proceeds, collectively being the "Offer Price"); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the "DGCL"), be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation, and each Share issued and outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than (A) Shares held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time (the "Excluded Shares") and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (the "Dissenting Shares")), shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) the proposed execution version of the Merger Agreement, as provided to us by the Company on December 13, 2023; (ii) the proposed final version of the CVR Agreement, as provided to us by the Company on December 13, 2023; (iii) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed by the Company with the Securities and Exchange Commission (the "SEC"); (iv) the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2023, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) certain internal information, primarily consisting of a dissolution analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (collectively, the "Internal Data"). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Internal Data. The Company has advised us that it does not have a standalone business plan and its plan in the absence of a sale or merger of the Company is to pursue a dissolution of the Company. In addition, we considered the results of our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the Development CVR Payment payable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares and Dissenting Shares) of the Cash Consideration and Cash CVR Payment proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVRs, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Cash Consideration and Cash CVR Payment proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Cash Consideration and Cash CVR Payment proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC